United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Annual Meeting of Shareholders April 30th 2020 Rio de Janeiro © March 13, 2020 • Notice of Annual and Extraordinary Meetings of Shareholders to be held on April 30, 2020. Rio de Janeiro. 1 Annual Meeting of Shareholders

Table of Contents Proxy statement highlights 4 2019, the most challenging year in Vale’s history . . 4 3 Proxy Statement 27 Item I - To vote on the financial statements for the fiscal year ended on December 31, 2019 27 Investor engagement and intensifying our ESG agenda . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 Business Highlights . . . . . . . . . . . . . . . . . . . . . . . . . .28 Corporate governance to build long-term shareholder value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 Corporate Governance 30 Shareholder structure . . . . . . . . . . . . . . . . . . . . . . . . . . .31 Linking compensation to business strategy . . . . . . . 6 Position in December 31, 2019 . . . . . . . . . . . . . . .31 We will never forget Brumadinho 7 Special Office for Reparation and Development . . . 8 Board of Directors Oversight . . . . . . . . . . . . . . . . . . . .32 Board activities in 2019 . . . . . . . . . . . . . . . . . . . . . .32 Reparation Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8 Board Evaluation Process . . . . . . . . . . . . . . . . . . . . . . . .33 Safety and Operational Risks . . . . . . . . . . . . . . . . . . . . . 9 Board Committees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .35 Our targets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9 Governance Enhancements and Proposed Amendments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .38 Governance processes . . . . . . . . . . . . . . . . . . . . . . .10 Item II - To elect the Board of Directors nominees 40 Extraordinary Independent Consulting Committees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12 Understanding 2020 Board Election . . . . . . . . . .40 The pillars of our strategy 14 Board of Directors Highlights . . . . . . . . . . . . . . . . .42 Vale’s Environmental, Social and Governance Framework 15 Highlights of the main accomplishments in 2019 and ongoing initiatives. . . . . . . . . . . . . . . . . . . . . . . . . .16 Key qualifications and experience . . . . . . . . . . . .43 Linking business characteristics with key qualifications and experience represented on the board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .43 Cultural transformation . . . . . . . . . . . . . . . . . . . . . . . . .18 Named Board Profile . . . . . . . . . . . . . . . . . . . . . . . . .44 Notice of 2020 Annual and Extraordinary Meetings of Shareholders 20 Meeting Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .20 Key Qualifications and Experience . . . . . . . . . . . .44 Summary of Board Qualifications and Experience . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . .45 Items of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21 Board Nominee’s Biography . . . . . . . . . . . . . . . . . .46 1 A Letter from our Chairman of the Board of Directors 22 Item III - To elect the Fiscal Council nominees 56 Fiscal Council responsibilities. . . . . . . . . . . . . . . . .56 2 A message from Vale’s CEO 25 Nominations by controlling shareholders . . . .58 2 Annual Meeting of Shareholders

Nominations by minority shareholders . . . . . . .59 Results . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .70 Item IV - To set the compensation of management and members of the Fiscal Council for 2020 60 2019 expected versus 2019 actual . . . . . . . . . . . .71 Last three years’ analysis and 2020 expected variable compensation . . . . . . . . . . . . . . . . . . . . . . .72 Compensation Highlights . . . . . . . . . . . . . . . . . . . .60 Share-based compensation – Virtual Shares Plan in 2019 and for 2020 . . . . . . . . . . . . . . . . . . . . . . . . .74 Compensation enhancements in 2019 . . . . . . . .60 Compensation elements for the Board of Directors, Board Committees and Fiscal Council . . . . . . . . . . . .61 2020 Annual Bonus Panel . . . . . . . . . . . . . . . . . . . .75 Item V - To approve the Amendments to Vale’s Bylaws 76 Compensation of the Board of Directors . . . . . .61 Compensation of the Fiscal Council. . . . . . . . . . .62 Itens VI e VII – Incorporations 77 Compensation of the Committees . . . . . . . . . . . .62 Corporate simplification of iron ore assets . . . .77 Compensation elements for the Named Executive Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .63 General Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .78 Voting rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .78 Fixed Compensation . . . . . . . . . . . . . . . . . . . . . . . . .63 More information for attending the meeting . .79 Variable Compensation . . . . . . . . . . . . . . . . . . . . . .63 Participation in Person . . . . . . . . . . . . . . . . . . . . . . .79 Matching . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .65 Participation by Proxy . . . . . . . . . . . . . . . . . . . . . . . .79 Compensation Discussion and Analysis 66 Proxy Form . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .81 Total compensation budget for 2020 . . . . . . . . .66 Participation of Holders of American Depositary Shares (“ADSs”) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .84 Last three years of compensation and budget for 2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .66 Participation by Absentee Ballot . . . . . . . . . . . . . .84 Stock Ownership. . . . . . . . . . . . . . . . . . . . . . . . . . . . .66 Participation through instructions for completion transmitted to the Company’s depository. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .84 Named Executive Officers Compensation Discussion and Analysis 67 Named executive officers . . . . . . . . . . . . . . . . . . . .67 Participation through instructions for completion transmitted to their respective custodians . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .85 Fixed salary . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . .68 Base salary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .69 Participation sending the Ballot directly to the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .86 Variable compensation. . . . . . . . . . . . . . . . . . . . . . .69 Annual bonus targets . . . . . . . . . . . . . . . . . . . . . . . .70 3 Annual Meeting of Shareholders

Proxy statement highlights Vale is exploring ways to improve shareholder communications and engagement. Our investor engagement program has evolved and by opening up and listening to a wide range of perspectives, we are developing practices in a manner that best supports our business and our culture. On the communications side, our proxy statement, presented in this format for the first time, is a friendly tool to improve our disclosure practices and to invite our shareholders to play a part in the future of Vale. Nomination Committee increase the % of women in the presence from 13% to 26% by 2019, the most challenging year in Vale’s history The tragedy that happened in Brumadinho was a critical moment which, nonetheless, has brought significant opportunities to improve the way Vale operates. The Board of Directors has overseen and supported important initiatives to recover Brumadinho and to enhance Vale’s governance and safety requirements while pursuing excellence in its operations and businesses. As you may find in the “Safety and Operational Risks” section, we have introduced more layers of defense, such as the new safety and operational risk function empowered to intervene in any operation. In this regard, a practical example was the recent suspension of tailings disposal at the Laranjeiras dam while we make an in-depth analysis of its structure. Investor engagement and intensifying our ESG agenda Vale’s practices related to Environment, Social and Governance (ESG) have also evolved. Since 2018, an integrated outreach team, led by the Investor Relations area, together with our Sustainability office and senior executives, has intensified engagement practices and increasingly holds meetings directly with ESG stakeholders and governance experts within major 4 Annual Meeting of Shareholders Gender balance We heard that we should workforce We responded by defining a goal to double female 2030 Climate change We heard that we should be bold in our climate changes resolutions We responded by aligning our goal with the Paris agreement and targeting carbon neutrality by 2050 (scope 1 and 2) Compensation We heard that our C-level should be committed to our 2030 goals We responded by adding 20% ESG factors to our long-term compensation Board nomination We heard that a board election should follow We responded by promising to establish a Nomination Committee by 2021 ESG disclosure We heard that our ESG disclosure could be improved We responded by launching a Portal to address the needs for greater ESG transparency Board diversity We heard that our diversity should evolve We responded by adding six new members with different backgrounds in 2019 institutional investors. In this sense, we interacted with +380 investors, representing over 70% of our free-float, through five webinars (three of them in partnership with UNPRI), three roadshows, 15 formal letters and several conference calls, all of them focused on ESG initiatives and controversies. By opening up and listening to a wide range of perspectives, in consultation with our Board and executive officers, we are taking great care to adopt and develop ESG practices in a manner that best supports our business and our culture. As we discuss further on page 15, we have outlined an ESG program, which includes initiatives such as public consultations for relevant ESG-related policies, complete adherence to the dam disclosure required by the International Mining and Metals Council (ICMM) and joined the Council of Institutional Investors. We have analyzed and studied the methodology behind our leading ESG information providers (ISS, Glass Lewis, MSCI, Sustainalytics, Responsible Mining Index, Dow Jones Sustainability Index). A gap analysis identified approximately 50 gaps concerning best practices, and we have mapped an action plan to close these gaps. Most importantly, the C-level is totally engaged with ESG action plan to close the gaps, which has become one of our 2030 commitments that are now part of their long-term compensation. For the coming years, Vale will continue to increase its level of engagement with ESG stakeholders and strive for improvements. Corporate governance to build long-term shareholder value Vale continues with the evolution process of its governance model, to adapt it to the new requirements of the Novo Mercado regulation, heightened investor demands and to prepare Vale to become a corporation, considering the fact that the shareholder agreement will expire in November 2020, with no provision for renewal. The Board has led changes in cultural aspects and has taken several steps to strengthen Vale’s governance further to ensure a proper transition. These initiatives are described throughout this document, but especially in the Governance Enhancements section, which shows that Vale’s Board is currently comprised of more members with mining or industry-related experience, expertise in sustainability and background in governance. In 2019, six members were elected or appointed for their first mandate, and minority shareholders have increased representation, now with three independent members. In this regard, immediately after the expiration of the shareholder’s agreement, Vale Board of Directors will count on at least three more independent members, as they will not have their votes linked to any agreement Vale believes enhancing corporate governance practices will help to improve its operations and compete more effectively. In this sense, an optimization of the governance structure is proposed, such as the establishment of the Audit Committee and the reinforcement of the Personnel and Governance Committee for its role as Nomination Committee until 2021, when a specific Committee will be set up for this purpose. 5 Annual Meeting of Shareholders Vale launched an ESG Portal to address the need for greater transparency about non-financial information. To learn more, access the ESG Portal at vale.com/esg.

Linking compensation to business strategy As a result of a continuous and thorough reviewing of our compensation programs, which included feedback from shareholders, external market research and data analysis of various performance metrics, the Board of Directors has approved several changes to further align our programs with our focus on making Vale more stable and safer. In 2019, 40% of short term goals were linked to Brumadinho reparation and, additionally, long-term compensation now considers ESG targets. Other highlights were establishing stock ownership requirement for C-level and implementation of the malus rule. As part of our crisis response, the Board took the decision to suspend executive variable compensation, which was the right decision in truly exceptional conditions. As Vale progressed with the reparation and the company’s improving circumstances, the Board has been able to resume variable compensation of those executives who are not involved in the investigation discussions due to the dam rupture, as leaders and employees showed resilience in view of all the difficulties and the atypical crisis they had to face. Nevertheless, the proposed compensation is lower than in previous years, as a great part of the targets was not met. Our compensation discussion and analysis may be found on Item IV of Business (page 60). 6 Annual Meeting of Shareholders

We will never forget Brumadinho 2019 was the most difficult year in Vale’s history and will never be forgotten. We move forward seeking the transformation of the Company, based on Reparation, Safety and People. Our commitment is to do even more than we have done so far to transform Vale into a company that is as recognized for its respect for life and the environment as it is for its market value. The Integral Reparation Program The program encompasses structuring actions to integrally repair the damage caused to families, the environment and society in Brumadinho and affected region up to 2025. Aiming to ensure respect for Human Rights, based on three pillars: 1. Environmental Containment, removal and management of tailings. 3. Socioeconomic Humanitarian assistance and compensation. Recovery and protection of affected fauna and flora. Investments in education and culture. Improvement of basic and preventive healthcare. 2. Infrastructure Diverse interventions to improve the urban conditions. Programs for employment, income and economic recovery. Territorial reframing - strengthening the feeling of belonging by the communities. Support for farming and land regularization. Relationship building and engagement with communities. Investments in public infrastructure, sanitation, water security and others. Support for activities driven by sustainable development. Program of full support for the affected people. 7 Annual Meeting of Shareholders

Special Office for Reparation and Development Created in April 2019 to ensure focus and agility for the reparation process. Mission To integrally repair the damage caused to people and territories, with social engagement and with transparency, being a vector of improvement of Vale’s policies and processes. Objectives • Commit to the framing of agreements through dialogue to ensure integral reparation for all the affected people and territories; • Repair damage to those affected in a dignified and respectful manner; • Repair the environmental damage caused to the affected territories; Vision To repair, by 2025, all the damage caused to people and territories, considering the environmental, social and economic aspects, with positive legacies, agreed with and embraced by these territories. • Contribute to the improvement of living conditions and well-being in the affected territories; • Advance with the economic sustainability of the affected territories; • Influence the improvement of Vale’s internal policies and processes; • Influence the mining industry to adopt safer processes and practices. Reparation Report The Reparation Report presents Vale’s actions to minimize the impact caused by the Dam 1 rupture, showing the evolution of Vale’s works in Brumadinho and along the Paraopeba River. We know there is a lot to do. We will keep doing it and reporting back to society. Access the latest Reparation Report here. 8 Annual Meeting of Shareholders “We are making our best efforts to carry out social, environmental and infrastructure repair in the affected communities. It is a long process that requires dialogue and strict collaboration with various stakeholders, with people at the core of our decisions.” Marcelo Klein Special Reparation and Development Director

Safety and Operational Risks Vale has implemented several process and governance changes to strengthen the safety of its operational processes, as well as its geotechnical structures. As a consequence, Vale has increased significantly its expenditures in enhancing the Tailings Management System. Our targets (i) Finalize the new Tailings Management System implementation by December 2020. (ii)Complete the documentation of our dams (around 100 structures in Brazil). This set of documents encompasses the finalization of As-Is drawings, operational manual and emergency plans of the structure by December 2020. We have also invested in preventive measures and safeguards to ensure that accidents with catastrophic consequences will never happen again. (iii) De-characterization of upstream dams and other structures in Brazil, according to our plan and Brazilian legislation. Dam management Vale is committed to continuously increase the reliability of its operational processes, besides keeping its Tailings Management System in permanent alignment with the most stringent international practices whose standards exceed the local legal requirements. (iv) Increase dry processing operations, expected to reach 70% of the iron ore production volumes by 2023. There are two Geotechnical Monitoring Centers (CMG), one located in Nova Lima, and the other in Itabira, both in Minas Gerais state. These monitoring centers run on a continuous 24/7 basis and monitor approximately 100 geotechnical structures. The CMGs provide accurate information to support quick and reliable decision making. Vale invested in new dam monitoring technologies: Piezometers measuring water level at different points in the dams Radars ensure fast response and millimetric precision Acquisition of new piezometers and inclinometers Satellite and drone imagery to support conservation states and ground displacement Geophones measure dam’s response to seismic activity Installation of sound alarms 9 Annual Meeting of Shareholders

Governance processes

In the immediate aftermath of the Brumadinho dam rupture, the Board of Directors and the Executive Board undertook a variety of measures to understand the event and to further strengthen the risk-related governance. These measures included:

i. The hiring by the Company's management of a panel of experts, comprised of world-class specialists in geotechnics and engineering to investigate and report on the technical causes for the Dam I rupture.

> The panel of experts report was released in December 2019, and the investigation concluded that no single cause was responsible for the accident. The investigation instead found that a combination of multiple factors, including small and cumulative events, could have triggered the rupture. The report is available at: b1technicalinvestigation.com.

ii. Creation of Extraordinary Independent Consulting Committees composed of independent and experienced members with unblemished reputations to collaborate in identifying the causes of the incident and in planning actions to support reparation efforts and prevent recurrences.

iii. Launch of the Geotechnical Monitoring Center

iv. New Risk Management Policy has been defined and approved by the Board

v. Creation of 4 Executive Risk Committees, reporting to the Executive Board, with different scopes of activity, thus allowing greater focus:

- Operational Risks
- Geotechnical Risks
- Strategic, Financial and Cyber Risks
- Compliance Risks

vi. Internal defense lines have been reinforced, while external sentinels, such as public authorities, have increased the scrutiny of the company's practices in the Geotechnical field.

vii. In June 2019, the **second line of defense was strengthened**, and the new Safety and Operational Excellence Executive Office, was created with the goal of leading Vale to achieve operational standards amongst the best in the world.

> The new Office acts independently from operations and has the authority to shut down any unit whenever necessary. It has been conducting a global risk assessment, a complete review of the Tailings Management System, the relaunch and review of Vale Production System and the strengthening of our global maintenance structure.

Vale is improving its approach to Safety and Operational Risks

- Tailings
- Asset Integrity
- Operational Excellence
- Health, Safety And Operational Risk

Annual Meeting of Shareholders 10

> "At Vale we believe that every accident is preventable, and governance plays a fundamental role in prevention.
>
> Our Board has approved a new risk policy and since then four Executive Risk Committees have been created. Through this enhanced governance it is possible to monitor risks in a much closer way, besides allowing information to flow very openly at all organizational levels."
>
> Carlos Medeiros
> Safety and Operational Excellence Officer elected in June 2019

viii. Overseeing the third line of defense, creation of the **Compliance Officer**, who will be responsible for the compliance office, including the integrity department, for the internal audit and the Whistleblower channel, which are directly subordinated to the Board of Directors. **This matter is subject to the approval of the bylaws amendments.** See section Governance Enhancements and Proposed Amendments (page 38) for more information.

> The updated governance and lines of defense increase the flow of information within the company, enabling risk-related information to reach upper management.


Internal layers of defense
Business Unit
Geotechnical operations team
Geotechinical support team
Safety & Operational Excellence Office
Independent Board Committee for Dam Safety
Compliance Office (internal audit and Whistleblower Channel)
External sentinels
Engineer of Record
Constant assessment
External audit
Semiannual assessment
Issue of Declarations of Satability Conditions
Public Prosecutors
Independent Auditors for about 100 structures

On December 2019, Vale proactively decided to suspend temporarily the disposal of tailings at the Laranjeiras dam, originated at the Brucutu plant, while assessing the dam's geotechnical characteristics. The decision was taken after conjoint examination from different teams with independency from production goals, regardless of potential production impacts. During the investigation, the Brucutu plant, an important source of pellet feed for Vale, will run with 40% of its production capacity.

Annual Meeting of Shareholders 11

This committee will be discontinued in 2020. The reparation works will continue with the Reparation Department, to be supervised by the Sustainability Committee and using the parameters established in the final report. In addition, an annual audit will be carried out on the work led by the Reparation Department. Extraordinary Independent Consulting Committees Vale’s Board of Directors created Extraordinary Independent Consulting Committees (CIAEs in Portuguese). These coordinated committees are composed of external, independent, reputable and experienced subject matter experts on the topics at hand. They were selected with support from the international consulting firm Korn Ferry and appointed by the Board. Extraordinary Independent Consulting Committee for Investigation Responsible for assisting in matters related to the investigation of the causes and responsibilities for the Dam I rupture. Extraordinary Independent Consulting Committee for Support and Reparation Dedicated to monitoring the measures to assist those affected and recuperating the areas affected by the rupture of Dam I. The Committee met 49 times last year, and has, since its establishment, carried out multiple verification activities - such as interviews with key individuals to understand the event, document review, visits to the site of the rupture, among others. The Committee also engaged with the authorities responsible for other related investigations and monitored the work of the various established parliamentary committees, in order to obtain relevant information from multiple sources. This Committee does not have a deliberative or executive character and performed its functions by sending 84 recommendations for deliberation by the Board of Directors and 11 suggestions to the Executive Officers and the leaders of the reparation fronts, aimed at the improvement and monitoring of the execution of the action plans. During its term, the Committee met 77 times and spent 13 days in field trips, it also presented nine technical parameters that guided the recommendations and suggestions produced. 49 meeetings 25 recommendations The work of the Committee for Investigation was also directly monitored by the Board of Directors and by Vale’s Fiscal Council, through periodic reports. For any eventuality, the independence of the Committee - which even has its own budget allocation — is safeguarded. 77 meeetings 13 days on field trips 95 recommendations With the conclusion of its work, the Committee for Support and Reparation issued a report contemplating the analysis by the Committee regarding the commitments and actions taken by Vale in response to its recommendations, as well as focus points so that Vale can continue the reparation process. The Report is available through this link. The result of the work was made available through a report to the Board of Directors and its summary was disclosed to the market through the press to ensure accountability to society. This report contains recommendations of a technical and governance nature. Most of the recommendations refer to themes that are already being addressed by Vale 12 Annual Meeting of Shareholders through several initiatives to enhance its internal controls. Vale will disclose a timeline of implementation of such initiatives by the end of March. The executive summary of the Report is available here. engineering and geology teams, totaling 40 days on field trips. The Committee has analyzed and has assessed conformity to advanced national and international planning and design methodologies, emergency solutions, safety factors and emergency works. In addition, the Committee has identified and recommended to the Board of Directors measures to strengthen the security of the structures, examining and monitoring the action plans proposed by the Board of Directors. This committee will be discontinued in 2020 Extraordinary Independent Consulting Committee for Dam Safety This Committee aims to advise the Board of Directors on issues related to the diagnosis of the safety conditions of the dams and dikes used by the Company in its activities in Brazil, with priority for prioritizing structures raised by the upstream method and those located in areas of special attention and recommending measures to the Board of Directors to reinforce dam safety conditions. 19 meeetings 40 days on field trips Committee will be maintained beyond 2020 The status of the actions of this Committee is analyzed through the periodic disclosure of reports to the Board of Directors and unlike the other two Independent Consulting Committees, the Committee for Dam Safety will be maintained beyond 2020. The members of the Committee for Dam Safety met 19 times last year, and have jointly made constant trips for on-site inspection of dams, dikes, piles and containment structures, when they meet with the management and 13 Annual Meeting of Shareholders Provisions related to Brumadinho Vale recorded US$ 6.6 billion in provisions related to the decharacterization of tailing dams, the framework agreements and donations and the environmental reparation. Beyond these provisions and the impact from the halted operations, the ongoing underlying performance of the company was strong. Vale has a solid balance sheet and robust cash generation to fulfill all its obligations See the Business Highlights section for more information.

The pillars of our strategy Vale is moving swiftly to address its weaknesses and build on its strengths. Our strategy, which evolved over 2019, will remain focused on creating value for shareholders through safety, production stabilization and improved competitiveness. In doing so, we are going to build a better Vale to impact society positively. Strategic Pillars Safety and operational excellence1 To transform the way we operate in regard to three interconnected themes: (i) safety and risk management, (ii) assets management, and (iii) organization, processes and culture (VPS)2 Base Metals Transformation To keep on track with the transformation of the Base Metals business unit, applying best practices throughout all its operations Discipline in capital allocation To keep focus on value creation and safety of assets, investing in the sustainability of production and in the protection/increase of margins New pact with society1 To positively impact society, going beyond taxes, social projects and the reparation of Brumadinho, becoming a development enabler in the areas where we operate and fostering a safer and more sustainable mining industry Maximize flight to quality in Iron Ore To leverage our strengths in Vale’s world-class reserves, assets and logistics, to maximize the value of our premium portfolio of products 1 - New pillars (from 2019 onwards) 2 - Vale Production Sytem 14 Annual Meeting of Shareholders

Vale’s Environmental, Social and Governance Framework Vale is committed to integrating sustainability into its business by building a strong and positive economic, social and environmental legacy and mitigating the impacts of its operations. Therefore, we seek to build strong and lasting relationships with our stakeholders, invest in mitigating the effects of our activities, work with high ethical standards, have transparent management and actively contribute to advances related to the environment, biodiversity and sustainable development. Vale is an ICMM (International Mining and Metals Council) member and utilizes the GRI (Global Report Initiative) methodology in its sustainability reports. Since 2018, Vale has been increasing its engagement with key ESG stakeholders through webinars, roadshows and the development of a dedicated website, Vale ESG Portal. The year 2019 was a turning point for Vale. The Brumadinho event initiated and accelerated several vital initiatives. We have intensified actions already in place to strengthen our relationship with key stakeholders, such as regular meetings with investors and investor representative organizations around the world to discuss a range of strategy and governance topics including the approach to ESG matters. Periodical webinars with ESG investors were held with different speakers, such as Marcelo Klein on the reparation efforts and Carlos Medeiros on the governance improvements towards risk management, and all these presentations can be found on our website. Considering the webinars and ESG specific NDRs, close to 380 interactions with ESG stakeholders have been held since 2018. Engagement with 70% of our free float More ambitious 2030 commitments and gender balance goal 380 interactions with ESG stakeholders 5 ESG Webinars 3 of them in partnership with UNPRI C-level committed as long-term goal is linked to ESG Dam disclosure required by ICMM Council of Institutional Investors Membership Action plan to close 50 ESG Gaps We have analyzed and studied the methodology behind our leading ESG providers (ISS, Glass Lewis, MSCI, Sustainalytics, Responsible Mining Index, Dow Jones Sustainability Index). A gap analysis identified approximately 50 gaps concerning best practices, and we have mapped an action plan to close these gaps. Most importantly, the C-level is totally engaged as the ESG action plan to close the gaps became one of our 2030 commitments, which are now part of their long-term compensation. For the coming years, Vale will continue to increase engagement with ESG stakeholders and strive for improvements. 15 Annual Meeting of Shareholders

Highlights of the main accomplishments in 2019 and ongoing initiatives committed to protecting and reforesting an additional 500,000 hectares by 2030, strengthening the 2018 target. Environmental (E) Climate change: Vale positions itself today on the irreversible path towards a low-carbon economy and is committed to contributing to the global journey to limit global warming to below 2°C as defined in the Paris Agreement. Vale is targeting carbon neutrality in scope 1 and 2 by 2050 and wants to support its value chain in doing so, since Vale has high-grade products, including iron ore pellets, to help customers reach their goals in terms of emissions reductions. Social (S) Human Rights: Vale is committed to the UN Guiding Principles on Business and Human Rights. In 2019, Vale made a Human Rights risk self-assessment in 51 ventures, including operations. An external due diligence assessment is planned for 2020 and subsequent years, in addition to the self-assessment of our Human Rights risks. Also in 2019, the revision of the Human Rights Policy was held through public consultation. Energy: Vale’s electricity consumption is mostly from clean sources – around 80% of our worldwide electricity consumption comes from renewable sources, but only part of this energy is self-produced (close to 60%). Vale’s target is to self-produce 100% from clean sources in Brazil by 2025, and globally by 2030. Gender Balance: Vale has announced the goal to double its female workforce by 2030, from 13% to 26%, and to double the female presence in leadership roles from 12% to 20%. Vale has also disclosed the median salary by gender and seniority level. Water: Vale develops programs and implements actions that go beyond compliance with the legal requirements to optimize water use and consumption. Vale’s water reuse represents 83% of total production demand. Vale wants to reduce by 10% the new water captured and used in processes per ton produced, which means a smaller volume of new water captured for the same volume of production. Health and Safety: Vale’s long-term goals are: (i) reduce to zero recordable injuries with potential for fatality or changed lives, (ii) 50% reduction in the exposure of employees to the top 10 health risks by 2025 and (iii) elimination of the most significant risk scenarios by 2025. Socioeconomic contribution: Vale’s commitment is to positively impact society by becoming a development enabler, going beyond taxes, social projects and reparation. Vale is engaged in contributing to the development of the territories where it operates, by supporting education, promoting health and strengthening local business. Vale spent over US$ 112 million on social initiatives Forest: Vale’s ambition is to act as a global catalyst for protection and reforestation. Currently, Vale already helps to protect 1,018,405 hectares of forest as a result of compensation measures, voluntary initiatives and partnerships. On top of this, Vale has 16 Annual Meeting of Shareholders Vale launched an ESG Portal to address the need for greater transparency about non-financial information. The portal meets the growing demand for a structured source of information on Vale, dealing with topics of interest to investors, risk agencies and shareholders who take into account in their investments companies with corporate transparency. Please find out more about our ESG Portal: vale.com/esg.

in 2019, of which 62% are voluntary programs. Risk Management: Vale fortified its defense line model with a new Safety and Operational Excellence Office, which has a remit and compensation independent of operations. The company announced the implementation of four distinct executive risk committees, one of which is entirely dedicated to geotechnical risk management, and the acceleration of decharacterization of structures with upstream construction method. In February 2019, Vale also launched the Geotechnical Monitoring Centre, which operates 24 hours a day, covering our critical geotechnical structures in Brazil. Indigenous People and Traditional Communities: Vale’s guidelines are built upon the ICMM’s position statement on Mining and Indigenous People, ILO Convention 169, and on the United Nations Declaration on the Rights of Indigenous Peoples. Vale pursues the concept of Free, Prior and Informed Consent (FPIC), which calls for negotiation in good faith between the company and the affected Indigenous or traditional communities. Governance (G) Board of Directors: addition of a third independent board member in the 2019 board election. After the Brumadinho disaster, three Extraordinary Independent Consulting Committees of the Board of Directors were established, for Support and Reparation, Investigation and Dam Safety. In 2019, we also commissioned a board assessment by an external consultant. Integrity: In 2019, our Whistleblower Channel received 3,507 complaints and closed 3,382 cases, of which 2,937 led to investigations, that confirmed violations of Vale’s Code of Conduct in 38% of these cases and 154 were consultations, which were answered by the Ethics and Conduct Office, but did not lead to an investigation. All confirmed violations triggered correction plans. These investigations resulted in 1,833 corrective actions, including the termination of 227 employees. Compensation: Vale has increased disclosure of CEO and Executive Officers’ remuneration. The company has also included a malus clause and implemented share ownership guidelines for Executive Officers. In 2019, 60% of Executive Directors performance goals were based on Health and Safety, Sustainability and actions to repair the damage caused by the Dam 1 rupture. The company also approved a basis of 20% for long-term compensation targets on ESG metrics. In the coming years, Vale will continue to strive for even more significant improvements on its journey to becoming one of the safest and most reliable mining companies in the world. 17 Annual Meeting of Shareholders

Cultural transformation

Building a positive social, economic and environmental legacy where we operate, transforming Vale into one of the safest and most reliable mining companies in the world and fully repairing Brumadinho are our commitments to society. In line with such commitments, we know that we will only be able to generate greater value for the world through a journey of evolution of our organizational culture.

In 2019, we dedicated time to build understanding about what we need to change. We redefined our aspirations, strategic imperatives and key behaviours. We know that a movement like this only happens if driven by the leadership, which needs to be network-activated and act as a role model for the entire organization. Therefore, we invested heavily in the development of our leadership through workshops focused on culture, 360-degree assessments which measured adherence to behaviours, and the construction of a unique cultural narrative. Defining standards and ensuring an understanding of what behaviours need to be experienced were some of the main objectives of the year.

We also started to rethink and redesign some of our systems which act as important levers of change. We evaluated relevant organizational systems, such as our models of management, security and risk, innovation, talent management, work environment, among others, and discussed how they need to support the strategy and can foster the cultural evolution we want.

The creation and dissemination of a strategy of Diversity and Inclusion is an example of such movement. In order to have a company with open dialogue, it is important to have diversity of ideas and styles. Diversity can be seen as an insurance policy for any organization, since people with different perspectives are able to see risks much more comprehensively.

We have also made significant progress in creating new symbols to indicate that the cultural change is taking place. The formation of networks (women, LGBT), changes that reflected breaking of silos and greater flexibility in the work environment, new decisions and actions on workplace accidents are some examples that generated impact at all levels of the organization.

Some numbers to actions executed in 2019:

- 5 workshops of Culture with the Executive Board focused on cultural evolution + workshop with the Ferrous Minerals and the Global Business Support leadership
- 6 meetings with leverage leaders (systems) with the objective of mapping functional initiatives from a cultural perspective
- 2 cultural diagnostics implemented with quantitative and qualitative mapping on the organizational culture and participation of more than 500 employees at all levels
- 3 workshops with the Board of Directors and interview with all of its members
- 4 workshops for training of approximately 60 executives with a focus on culture
- Global launching of the Impact Program for the managerial level, focusing on key behaviours. By the end of 2020, about 1,200 leaders will have taken part in this development journey.
- Engagement of 200 executives with a focus on cultural evolution through the Leadership Forum
- 360-degree assessment with a focus on experiencing behaviours, carried out with approximately 60 executives

Annual Meeting of Shareholders 18

In 2020, we need to strengthen the connection between the change levers and the strategic imperatives, and measure added value. Such metrics need to be continuous and are essential so we can advance in this evolutionary journey. We need to ensure the scalability of this transformation and activate new networks for change. And, to keep the momentum of this change, we are coordinating the cultural actions in a cadenced and consistent manner, and it will be necessary to develop new impact communication channels to increase employee engagement. We know that culture is an evolutionary process and that advances follow the pace of each organization, integrated with the company’s strategy. But there is no doubt that only through this evolution, Vale will be able to reach a new level of performance and complete its mission of transforming natural resources into prosperity and sustainable development. 19 Annual Meeting of Shareholders

Notice of 2020 Annual and Extraordinary Meetings of Shareholders Meeting Information When Thursday, April 30, 2020, at 10:00 a.m. (GMT - 03:00) Where Praia de Botafogo, 186 (auditorium) • Rio de Janeiro, RJ, Brazil Attending the meeting If you plan to attend the 2020 Annual and Extraordinary Meeting of Shareholders, you may do so in person, by a duly constituted proxy, or by sending an absentee ballot. See page 78 for details. Meeting materials You may find all relevant information and documentation at www.vale.com/investors. Additional information Any questions or clarifications on the matters listed in the Items of Business of the Meetings can be resolved or obtained, as the case may be, through the Investor Relations Office and by email at vale.ri@vale.com. 20 Annual Meeting of Shareholders “It is very important that you vote to play a part in the future of Vale. Please review carefully the proxy materials for the 2020 Annual Meeting of Shareholders and follow the instructions to cast your vote on all of the voting matters.” Alexandre D ’Ambrosio General Counsel

Items of Business The following table summarizes the proposals to be voted upon at the 2020 Annual Meetings of Shareholders to be held on April 30, 2020: Page Proposals reference Item I To vote on the financial statements for the fiscal year ended on December 31, 2019 27 Item II To elect the Board of Directors nomineees 40 Item III To elect the Fiscal Council nominees 56 60 Item IV To set the compensation of management and members of the Fiscal Council for 2020 76 Item V To approve the Amendments and consolidation of Vale’s Bylaws Items VI and VII To approve the Incorporation of Vale’s wholly owned companies 77 Quorum for Meeting The presence of at least, (a) 2/3 (two thirds) of the Company’s capital stock with voting rights is necessary for the Extraordinary General Meeting of Shareholders to be held, which will address the matter set forth in Item V of the Agenda, and (b) 1/4 (one fourth) of the Company’s capital stock with voting rights is necessary for the Annual and Extraordinary Meetings of Shareholders to be held, which will address the other matters (Items I, II, III, IV, VI and VII) set forth in the Agenda. If either of these quorums is not met, the Company will publish a new Notice of Meeting announcing the new date for the Meeting(s) to be held at second call to address the pending matter(s), which can then be held with the presence of any number of shareholders. 21 Annual Meeting of Shareholders

1. A Letter from our Chairman of the Board of Directors Dear Fellow Shareholders, The tragedy that happened in Brumadinho was a time of great grief and profound impact. The Board of Directors acted immediately, suspending the policies for executives remuneration and shareholders remuneration, as well as creating three extraordinary independent consulting committees, to support the investigation of the causes of the Dam I rupture, to evaluate the safety measures and to support the process of immediate response and repair to the damage caused. Furthermore, the company’s management hired a panel of technical experts to investigate the causes of the rupture. The Board of Directors continues to work closely with the executives, shareholders, authorities and society, with open dialogue and transparency, towards integral reparation of Brumadinho and the construction of a safety-oriented culture at Vale. Business risk oversight Vale’s risk profile has been reviewed and key policies have been improved to promote the expected behavioral models and conservative risk approach. Our participation in the company’s routines was intensified – we held 46 board meetings in 2019, nearly three times the number in 2018. The Board of Directors encourages the pursuit of excellence in Vale’s operations and businesses, as a way of ensuring the company’s safety and sustainability. We promote the acceleration of investments in alternative processes to the use of tailings dams, such as dry processing, which is estimated to reach 70% of iron ore production volume in 2023. 22 Annual Meeting of Shareholders

We are moving forward with the implementation of behavioral models for a culture in which safety and risk management at Vale are at the center of decision making. The Board of Directors supports senior leadership in transforming Vale into one of the safest and most reliable mining companies in the world. Ethics and transparency The Board of Directors is fully committed to the investigations surrounding the Dam I rupture. The report on the technical causes of the rupture, issued by the expert panel, was promptly shared with the authorities, mining industry and society. The executive summary of the final report issued by the Extraordinary Independent Consulting Committee for Investigation was disclosed to the market and shared in its entirety with the authorities. Compliance disruptions do not and will not be tolerated. In this sense, the Audit Committee is being created to oversee compliance with the Code of Conduct and to monitor the integrity of the internal control mechanisms. ESG approach Our new pact with society goes beyond repairing Brumadinho. Vale’s Board of Directors is driving the company towards becoming an enabler of development in areas where we operate, promoting a safer and more sustainable industry, besides contributing actively to a low-carbon mining industry. In this regard, Vale’s practices related to the Environment, Social and Governance areas (ESG) are also evolving. In order to promote excellence in those three areas, a roadmap to address the company’s relevant ESG gaps has been drawn up and is disclosed in the new internet portal dedicated to detailing the company’s ESG practices. We have also improved incentives for leadership, to ensure the achievement of such ambitious goals. In the current short-term compensation, a stake of at least 30% is directly related to safety, risk management and sustainability. In the long-term compensation, 20% of targets are based on ESG indicators, starting in the 2020 cycle, which makes Vale one of the industry’s pioneers in adopting ESG factors in long-term goals. Another important change in the remuneration plan for named executive officers was the inclusion of the malus clause in their respective contracts, allowing for the reduction of variable remuneration by decision of the Board of Directors faced with the occurrence of facts or events of exceptional severity. 23 Annual Meeting of Shareholders

2020, a transitional period With the current Shareholder Agreement expiring in November 2020, Vale is going through a transitional period. The Board of Directors is conducting the transition in an orderly and balanced way, while leading and supporting Vale to overcome several challenges ahead. The current composition of the Board of Directors reflects the changes going forward. In 2019, six members were elected or appointed for their first mandate, and minority shareholders have increased representation, now with three independent members. Vale’s Board is currently comprised of more members with mining or industry-related experience, expertise in sustainability and background in governance. On behalf of Vale’s Board of Directors, I would like to thank you for your support during the most challenging period of Vale’s history. As we change and advance with Vale’s strategy, governance, safety, reparation and cultural transformation, we are taking important steps towards building a better Vale. We will never forget Brumadinho José Maurício Pereira Coelho Chairman of the Board of Directors 24 Annual Meeting of Shareholders

2. A message from Vale’s CEO Dear Vale Shareholders, Vale remains firm in its purposes: to integrally repair Brumadinho and to ensure the safety of our people and our assets. People, Safety and Reparation will continue to be our priorities. We have made significant progress, by outlining an integral reparation program, improving governance and operational procedures and implementing the de-characterization plan for our upstream tailings dams under accelerated conditions. With open dialogue and transparency, we have already entered into relevant agreements with authorities and those people affected to restore the livelihood of the families, and to compensate for damages in a broad sense and with the due urgency. Additional negotiations are ongoing, and we expect to reach a definitive understanding soon. We have also advanced with environmental recovery actions, such as the Ground Zero project, which is recovering the Paraopeba river and the Ferro Carvão stream, and the completion of two water treatment plants. Beyond that, our reparation program includes actions aiming at the recovery of local socio-economic capacity, considering the views and demands from communities, local organizations and governments. In Safety, our approach has become even more conservative. We are rigorously executing the necessary improvements to turn Vale into one of the safest and most reliable companies in the world. The Safety and Operational Excellence Office was created in 2019 with scope and targets independent from operations, to fortify our risk management framework. The area has outlined a roadmap to improve the safety culture, standards and processes at Vale. We want to ensure that risk and safety assessment are at the center of every decision made in our company. 25 Annual Meeting of Shareholders

The first upstream dam was de-characterized in December 2019, as planned, while the second dam will be completed in 2020. As we make progress with the assessment of ageing geotechnical structures, more precise information is being added to improve our asset management, which has driven our decision of complementing the de-characterization plan. We are leading the efforts to reduce mining dependency on tailings dams. In the next three years, we will expand our dry processing capacity and our wet operations with the filtration and dry stacking system, while investing in new dry-concentration technologies. We have set ambitious goals in the Environmental, Social and Governance (ESG) areas, to ensure that Vale is helping society to move forward. We are building a positive legacy in health, education and income generation with our communities, while protecting forests. We will lead the transition to carbon neutral mining, thus inducing our value chain. Finally, we are working to ensure value creation for our shareholders and society, by stabilizing our production under safe conditions. Our 2019 performance was evidence of Vale’s resilience and response capacity. Our discipline in capital allocation remains intact. We are de-risking Vale. We are confident we are paving the way for new approaches to make our business better, safer and more stable. Eduardo Bartolomeo President & Chief Executive Officer 26 Annual Meeting of Shareholders

3. Proxy Statement To assist you in reviewing the proposals to be acted upon at the Annual and Extraordinary Meetings, we call your attention to the following information about the Company’s 2019 financial performance and key executive compensation actions and decisions, and our key corporate governance policies and practices. The following description is only a summary. For more complete information about these topics, please read carefully Vale’s Annual Report and Administration Proposal, prepared under CVM rules, available at www.vale.com/investors. Item I - To vote on the financial statements for the fiscal year ended on December 31, 2019 Under Item I, Vale seeks to approve its financial statements and statutory reports for fiscal year 2019. The Management’s Accounts are presented through the Management Report and Financial Statements prepared by the Board of Executive Officers, approved by the Board of Directors on February 20, 2020 and disclosed to the market on February 20, 2020 through the websites www. cvm.gov.br, b3.com.br and www.vale.com/EN/investors and published in the newspaper Valor Econômico and the State Register of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro) on March 06, 2020. The following highlights summarize information contained in the Management Report and Financial Statements, available at: www.vale.com/brasil/en/investors/information-market/ financial-statements. Other supporting documents such as, the opinions of the Board of Directors and Fiscal Council and management’s comments pursuant to item 10 of the Reference Form, can be found at: www. ale.com/EN/investors/corporate-governance/notices-minutes-corporate-documents. 27 Annual Meeting of Shareholders

Business Highlights To assist you in reviewing the proposals to be acted upon at the Meetings, we call your attention to the following information about the Company’s 2019 financial performance. The following description is only a summary. For more complete information about these topics, please review Vale’s Performance in 2019 and the annexes to this Proxy Statement. Iron ore and Pellets Sales Volume: 312.5 Mt in 2019, compared to 365.6 Mt in 2018 (-14.5%), mainly due to the operational disruption which followed the Dam 1 rupture with interdictions of Vargem Grande, Fábrica, Brucutu, Timbopeba and Alegria operations together with the stronger than usual weather-related seasonality in 1H19, which were partly offset by (i) the S11D ramp-up, (ii) inventory drawdowns, and (iii) the gradual resumption of Vargem Grande, Brucutu and Alegria operations. Copper Sales Volume: 365.2 kt in 2019, compared to 378.9 kt in 2018 (-3.6%), mainly due to lower production from Sossego, which was partially offset by the all-time record production of copper concentrate from Sudbury. Net Revenues: R$ 148.6 billion in 2019, compared to R$ 134.5 billion in 2018. (+10.5%), mainly due to higher realized prices which were partially offset by lower sales volumes. Nickel Sales Volume: 205.7 kt in 2019, compared to 236.4 kt in 2018 (-13.0%), mainly due to maintenance shutdowns at the refineries during the year and lower production from Onça Puma, which obtained the authorization to resume mining and processing activities in September 2019. Adjusted EBITDA: R$ 42.3 billion in 2019, compared to R$ 61.1 billion in 2018 (-30.8%), largely impacted by the provisions and incurred expenses related to the Brumadinho accident. R$ 61.1 R$ 42.3 billion 28 Annual Meeting of Shareholders 2018 billion 2019 236.4 kt 2018 205.7 kt 2019 R$ 148.6 billion 2019 R$ 134.5 billion 2018 365.6 Mt 2018 312.5 Mt 2019 378.9 kt 2018 365.2 kt 2019

Net Income (loss): A negative R$ 6.7 billion in 2019, compared to R$ 25.7 billion in 2018 (-126.0%), mainly due to the provisions related to the Brumadinho event and the recognition of non-cash impairment charges and onerous contracts. Net Debt: US$ 4.880 billion as of December 31st, 2019, compared to US$ 9.650 billion as of December 31st, 2018 (-49.4%), mainly as a result of net debt repayments mostly related to the repurchase of bonds during the year. R$ 25.7 billion 2018 - R$ 6.7 billion 29 Annual Meeting of Shareholders 2019 $ 9.650 billion 2018 $ 4.880 billion 2019

Corporate Governance Vale is committed to good corporate governance, which helps the company compete more effectively to sustain its success and build long-term shareholder value. Our model of governance aims to establish the principles of clearly-defined roles, transparency and stability that guide our actions. The general guidelines and policies that guide Vale’s business are established by the Board of Directors, which monitors the implementation of these initiatives through reports from the Executive Officers. The Board receives advice from consulting committees and the Fiscal Council is a permanent functioning body. Culture People Finance Strategy Innovation Sustainability Compliance Risk management Governance principles Transparency, fairness, accountability, corporate responsibility Ethics 30 Annual Meeting of Shareholders

Shareholder structure The shareholders Litela Participações S.A., Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. are parties to Vale’s Shareholder Agreement dated August 14th, 2017. The Agreement is of a transitional nature, since it shall be in force until November 09th, 2020, with no provision for renewal, and aims to provide the Company with stability and to adjust its corporate governance structure during the period of transition to become a corporation. After the expiration of the Shareholder Agreement, the shares, and therefore, votes, owned by the controlling shareholders will not be bounded anymore. The current shareholders’ agreement sets forth that the signatory parties may meet prior to the meeting of Vale’s Board of Directors (“Prior Meeting”), to define the votes to be cast by the Directors appointed by them on certain matters. However, an improvement in corporate governance can be noted by comparing the previously executed (and currently terminated) shareholders’ agreement and the agreement in force, since the voting orientation for the members of the Board of Directors appointed by the shareholders signing the Agreement, in addition to being optional, covers only certain matters and not all matters submitted to Vale’s Board of Directors (which represented a significant reduction in matters for consideration by the Board of Directors subject to prior meetings). Furthermore, it should be clarified that the signatory shareholders have not been having prior meetings under the above terms. It is worth mentioning that, since the new agreement entered into force, there has been a decrease of approximately 90% of matters resolved at a Prior Meeting. It is also important to note that, notwithstanding the above, the Company’s directors are subject to the obligations and duties set forth in article 153 et seq. of the Brazilian Business Corporation Act (“Lei das Sociedades por Ações”), in particular, the duty of care, the duty of loyalty, the duty to inform, as well as the rules related to conflict of interests, and it falls to them to act in the best interest of the Company. At the same time, the Company continues with the process of evolving its governance model in order to adapt it to the new requirements of the Novo Mercado Regulation and also to prepare the Company for a new scenario after the expiration of said Agreement, through an efficient system that will ultimately give greater power and independence to the Company’s management and create more value for all shareholders. Position in December 31, 2019 Litel 0.0% Litela 10.1% Brazilian investors 18.1% Bradespar 4.2% Mitsui&Co 3.6% BNDESPar 2.3% Litel 1.5% Litela 7.5% Bradespar 1.5% Mitsui&Co 2.0% BNDESPar 4.0% Non-brazilian investors 45.1% Golden Share (12 shares) 0.0% Shares bound to Vale’s Shareholder Agreement until 2020 Other shareholder 31 Annual Meeting of Shareholders

• Less than a month after the Brumadinho event, Vale signed the preliminary agreement for indemnifications with State and Federal Brazilian authorities. Board of Directors Oversight The Board of Directors oversees strategic guidelines and strategic plans proposed by the Executive Officers, monitors and evaluates Vale’s economic and financial performance, deliberates on its corporate and financial risk policies, and elects and evaluates the Executive Officers and sets their duties, compensation and goals, among other duties. • Federal and State Brazilian authorities recommended the Board to remove some executives and after internal discussions, the Board received requests for temporary removal from office for executives Fabio Schvartsman (Chief Executive Officer), Gerd Peter Poppinga (Executive Officer of Ferrous and Coal), Lucio Flavo Gallon Cavalli (Head of Planning and Development of Ferrous and Coal) and Silmar Magalhães Silva (Head of Operations of the Southeast Corridor) Board activities in 2019 The dam rupture in Brumadinho and subsequent events dominated the work of the Board over the year. The priority was to provide the resources and support required by Vale’s response teams in Brumadinho. The Board met frequently - 46 occasions during the year, with an attendance rate of 88% By comparison, in 2018 the Board met 16 times. • The Board appointed Eduardo Bartolomeo (then Executive Officer of Base Metals) as Chief Executive Officer and later, Marcelo Spinelli as Executive Officer of Ferrous. In addition, Mark Travers (then Legal Officer, of Institutional Relations and Sustainability of Base Metals) was temporarily appointed to the position responsible for Base Metals Office. 46 meeetings 78 days in training sessions and on field trips 5 meetings to discuss strategic planning • Board members visited Brumadinho in May 2019, a few days after being elected in April’s Meeting of Shareholders, to intensify the work carried out in the region, with a focus on repair and safety enhancement measures, and to discuss strategies for the halted operations in the Southeast and South Corridors. The Board responded strongly during the crisis and several actions were implemented, among other initiatives: • Three dedicated independent committees for Dam Safety, Investigation and Support and Reparation were formed to enable the Board to respond quickly and appropriately as events unfolded. During the year, the members of the committees and the board met regularly to ensure work was coordinated and the right issues were being addressed in a timely way. • During 2019, as part of the Board preparation and integration to Vale, members spent 78 days in training sessions and trips covering a wide range of topics, including dam safety, innovation, sustainability, mining and investor relations visiting Vale Mozambique, S11D project, Renova Foundation and Samarco. The Board has also taken part in the technical visits to the dams. • Shareholder remuneration policy and variable remuneration for executives were suspended. • In 2019, the Board has taken an important role in discussions regarding the multi-year strategic planning of Vale and was able to join the debate at the kick-off meeting, • A crisis committee for immediate response was established. 32 Annual Meeting of Shareholders anticipating the main guidelines. Over 2019, 4 more events were held with the Board. For 2020, the first session has already taken place in March and for the rest of the year 3 more meetings are planned with the Board. hired a specialized external consultant with experience in the subject to develop the evaluation process of the Board of Directors and Board Committees (excluding Independent Consulting Committees), as collegiate bodies and individually on the performance of each member. Brumadinho represents a watershed for Vale The Board has led changes in cultural aspects and governance mechanisms and has taken several steps to further strengthen Vale’s safety and risk management, to prevent that major catastrophic events never happen again. These initiatives are described throughout this document, but especially in the Brumadinho (governance processes) and Governance Enhancements sections. The scope of the assessment covers the clarity of roles and responsibilities for the Board, the ability to function effectively in terms of content and dynamics, which contributes to the achievement of the company’s objectives, in addition to highlighting opportunities for improvement and providing feedback to members. The databases used to collect inputs were the results of the previous assessment carried out at the company, national and international benchmarks, ESG practices and the Vale’s context regarding shareholder composition, business objectives, among others. With these inputs, a diagnosis of the functioning of each body was prepared and the result is a comparative analysis of the composition and operation in relation to organizations with a high level of corporate governance in Brazil and abroad (peer group), as well as recommendations and initiatives for scheduled improvements. Board Evaluation Process The Board of Directors recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness. Since 2018 the Board of Directors has been leading a process to improve governance practices and the Board has also hired an international consultant to carry out specific initiatives in the short term. In 2019, with the support of the Personnel and Governance Committee, the Company 33 Annual Meeting of Shareholders

Evaluation components and process 1. Specialized external consultant To develop and conduct the evaluation process 2. Questionnaire Directors provide feedback regarding: • Board mandate execution based on roles and responsibilities; • Structure and composition of the Board of Directors and Board Committees based on behaviors and skills; • Contributions to the business: strategy, governance, people, innovation, risk, compliance and finance; • Dynamics of the Board of Directors based on interaction between counselors and managers; • Processes and support structures. 3. Individual Interviews With members of the Board of Directors, Committees and Executive Board, through questionnaires (180° perspective). 4. Analysis Evaluate the effectiveness of the Board of Directors and Board Committees and compare the results to national and international benchmark as well as to analyze the evolution, comparing to 2018 evaluation. 5. Feedback Incorporated Based on the evaluation results, an action plan is defined and changes in practices or procedures are considered and implemented, as appropriate, to evolve collegiate and individual performance. In addition to its evaluation process, the Board and its Consulting Committees have been promoting the evolution of Vale’s governance, by seeking references from practices in national and international players or further deepening the understanding of institutional investor perspective on these subjects. In this context, the Board of Directors recently decided to hire a recognized international consultancy to support the conduct of complementary initiatives in the short term. It is also important to highlight the role of the Board of Directors in validating the recommendations contained in the cultural transformation project, as well as holding its own sessions, with the support of a consultancy of recognized expertise, to assess the culture inherent in the forum itself, its members and the dynamics of interaction between them and also with the other instances of the Company. 34 Annual Meeting of Shareholders

Board Committees The Board Committees advise the Board of Directors, including proposing improvements related to their areas of operation. In order to give greater efficiency and quality to the decisions, the Board ensures the Company’s activities are conducted in accordance with laws, ethics and internal controls. Oversees the capital structure, annual • Sustainability 35 Annual Meeting of Shareholders Management The executive officers are responsible for the day-to-day operations and implementation of policies and guidelines set by Board of Directors. Committees• Finance • Auditbudget and funding, mergers and Oversees the quality of financial statements,acquisitions, capital projects and internal controls, compliance, integrity andshareholder remuneration. risk management. • Personnel and GovernanceEvaluates the sustainability strategy Evaluates and recommends corporateensuring that it is being implemented into governance practices, compensationthe overall strategy. metrics, and board nomination. • Compliance and Risk Monitors internal controls systems and practices, ensures compliance with all requirements. Board oversight The Board deliberates on strategic guidelines and plans, monitors and evaluates Vale’s economic and financial performance, analyses its corporate and financial risk policies, elects and evaluates the Executive Officers.

Committee	Current Members	
Finance Attendance rate 89% Number of meetings 14	• Fernando Buso [Committee's chair] • Murilo Passos • Gilmar Wanderley [Alternate board member] • Adriano Seabra [Alternate board member] • Hugo Stoffel [Alternate board member]	In 2019, the **Finance Committee closely monitored the expenditure on Brumadinho and Legacy Projects, as well as the plan to resume operations at Samarco Mineração.** Monitored financial indicators related to Vale's businesses and segments, the optimal level of indebtedness, and the progress of business initiatives in accordance with the Strategic Planning approved by the Board of Directors.
Sustainability Attendance rate 90% Number of meetings 12	• José Luciano Penido [Committee's chair] • Johan Ribeiro [Alternate board member] • Marcel Barros • Patricia Bentes • Carlos Alberto Roxo [External specialist]	Over 2019, **the Sustainability Committee interacted with the Independent Extraordinary Consulting Committee for Support and Reparation** and took a proactive stance in the locations where Vale operates, making several technical visits in operational areas and areas of influence of the Company. It intensified its engagement with the Renova Foundation, whose mission is to implement and manage programs to repair the impacts of the Fundão dam rupture, in Mariana (MG). It also conducted dialogues with communities impacted by Vale's operations, with the goal of improving engagement, reinforcing a culture of transparency and communication with civil society. Other initiatives that were part of its scope were related to the closure of the mine, which aims to consolidate this practice as an integral part of the life cycle of a mineral enterprise, and to innovation projects for steelmaking processes, iron ore processing, use of tailings in production, generation of by-products with mineral processing residue, among other topics.
Personnel and Governance Attendance rate 89% Number of meetings 12	• Fernando Buso [Committee's chair] • José Mauricio Coelho • Sandra Guerra • Arthur Prado [Alternate board member] • Ana Silvia Matte [External specialist]	In 2019, **the Personnel and Governance Committee worked on the cultural transformation process aiming to make the Company more transparent, secure, reliable and predictable.** Based on the Cultural Evolution Project, strategies were adopted for each line of business. For the Coal business, it focused, for example, on attractiveness and training of the local workforce, through knowledge management and sustainability in the succession pipeline. For Iron Ore, topics related to leadership development, elimination of silos and attraction of a diversified workforce were addressed. And for Base Metals, the focus was on redesigning the organizational structure through a change in leadership positions and strengthening of the new culture. The Company's governance model also evolved, through the creation of Policies, such as Executive Officer Compensation, and led other initiatives to optimize the organizational structure of the Board of Directors, such as the installation of the Audit Committee and the proposal to create the Risk and Operational Excellence Committee. Other initiatives of the Committee throughout the year were the review of the 2020 targets panel of the Executive

Committee's chair / Alternate board member / External specialist

Annual Meeting of Shareholders 36

Current Members Committee Officers, Corporate Governance Office, Internal Audit and Ombudsman and inclusion of the Crisis Management target; the definition of an attractive remuneration package based on the Compensation Policy and market research; review of the anti-corruption, corporate integrity and compliance structure; and the adoption of ESG metrics in the long-term variable compensation. • Eduardo Rodrigues • Roger Downey • Hugo Stoffel • José Luciano Penido In 2019, the Committee interacted with the Independent Dam Safety Consulting Committee. After the Brumadinho accident, the committee members focused on understanding the event and to further strengthen risk-related governance Based on the Risk Matrix and the Integrated Global Risk Map, the committee reviewed how Vale manages its main risks and mitigation plans, crisis management and business continuity. In addition, it followed the development of the Corporate Integrity Program to identify weaknesses with the support of external assessment to compare internal and market practices. Compliance and Risk Attendance rate 94% Number of meetings 14 Committee’s chair / Alternate board member / External specialist 37 Annual Meeting of Shareholders

Governance Enhancements and Proposed Amendments

The Board of Directors noted the need to **further intensify the risk agenda, especially operational and geotechnical risks**, in addition to devoting special attention to new technologies and other initiatives that bring more sustainability, efficiency and competitiveness to Vale's businesses. In order to comply with these guidelines, an optimization of the structure linked to the Board of Directors was proposed to strengthen these business areas.



Vale is presenting proposals for amendments to the company's bylaws to enhance its governance structure. See Item V for more information.
General Meeting
Fiscal Council
Board of Directors
Board Committees
Audit Committee
Operational Excellence and Risk
Finance
Personnel and Governance
Sustainability
Extraordinary Independent Consulting Committee for Dam Safety
Eduardo Bartolomeo
Chief Executive Officer
Chief Compliance Officer
— Whistleblower Channel
— Internal Audit
— Integrity
Corporate Governance Secretary
Alexandre Pereira
Executive Officer, Global Business Support
Carlos Medeiros
Executive Officer, Safety and Operational Excellence
Luciano Siani Pires
Executive Officer, Finance and Investor Relations
Luiz Eduardo Osório
Executive Officer, Sustainability, Communication and Institutional Relations
Marcello Spinelli
Executive Officer, Ferrous
Non-named executive officers
Alexandre D'Ambrosio
General Counsel
Juarez Saliba
Director of Coal, Estrategy and Mineral Exploration
Marcelo Klein
Special Director for Reparation and Development
Marina Quental
Director of People
Mark James Travers
Director for Base Metals
Proposed amendments.

Annual Meeting of Shareholders 38

Main changes Rationale 1. Compliance and Risk Committee will become the Operational Excellence and Risk Committee Strengthened its competence to assess corporate risk management, absorbing the duties associated with monitoring operational risks, especially geotechnical ones. The attributions related to compliance were transferred to the Statutory Audit Committee. Subject to the approval of the bylaws amendments. See Item V for more information. 2. Audit committee to fully reflect the requirements of the regulatory bodies In compliance with the recommendations of regulatory bodies. Previously, in the absence of an Audit Committee, the Fiscal Council assumed this responsibility as extra or “boosted” attributions, such as how to ensure that the mechanisms for receiving complaints guarantee confidentiality and anonymity for whistleblowers, in addition to supervising and accessing the work of external auditors. Subject to the approval of the bylaws amendments. See Item V for more information. 3. Chief Compliance Officer to be appointed Responsible for managing the third line of defense, overseeing corporate integrity within the organization and ensuring compliance with laws, regulations, policies and procedures. This officer must assure senior management and the Board that there are effective policies and procedures, well understood and respected by all employees, and that the company is complying with all regulatory requirements. Reporting directly to the Board of Directors, interacting with the Audit Committee, grants a degree of autonomy and total independence from the other management structures of the company. Subject to the approval of the bylaws amendments. See Item V for more information. 4. Extraordinary Independent Consulting Committees Two independent consulting committees have finished their work and delivered their reports to the Board. The Dam Safety committee will continue beyond 2020, as the discussions around the dam safety standards are still ongoing in the mining industry. 5. Personnel and governance committee to reinforce its nomination role Optimization of the governance structure with the reinforcement of the Personnel and Governance Committee for its role as Nomination Committee until 2021, when a specific Committee will be set up for this purpose. 39 Annual Meeting of Shareholders

Item II - To elect the Board of Directors nominees Under Vale’s Bylaws, the Board of Directors is composed of 13 members and an equal number of alternates. One member and his or her alternate are directly elected by the Company’s employees, in a separate election. The other 12 members and respective alternate are elected by the shareholders. The current composition of the Board of Directors reflects the changes going forward. In 2019, six members were elected or appointed for their first mandate, and minority shareholders have increased representation, now with three independent members. Understanding 2020 Board Election April 2019 12 members of the Board of Directors and their respective alternates were elected through the cumulative voting process1 to serve a two-year term. November and December 2019 Two effective members (Mr. Marcio Hamilton Ferreira and Mr. Marcelo Augusto Dutra Labuto) and one alternate member (Mr. Yoshitomo Nishimitsu) of the Board of Directors resigned. December 2019 Board of Directors appointed Mr. Murilo Passos and Mr. Roger Downey, as full members, and Mr. Ken Yasuhara, as alternate member with mandate until Vale’s next Meeting of Shareholders. Vale’s bylaws do not allow for the possibility of replacing these members by the alternate in cases of permanent vacancy. April 2020 First Meeting of Shareholders to be held after the vacancies on the Board. Vale’s management included a proposal on the new election of 12 Board Members, elected by the cumulative voting process. The termination term of office will be at the Annual Meeting of Shareholders of 2021. 1 - Pursuant to Article 141 of Law 6,404/1976, Whenever the election has been carried out through this process, the removal of any member of the board of directors by the general meeting will result in the removal of the other members, proceeding to a new board election; in other cases of vacancy, if there is no alternate, the first general meeting will proceed to the new election of the entire council. 40 Annual Meeting of Shareholders

Vale is still going through a transitional period, since the current Shareholder Agreement will expire in November 2020. Number of meetings and attendance rate (%) Board of directors Eleven of the twelve members of the current Board of Directors, elected by the cumulative voting process, are proposed to be re-elected. The Board of Directors is conducting this transition in an orderly and balanced manner, while leading and supporting Vale to overcome the several challenges the company faces. 46 88% 41 Annual Meeting of Shareholders

Board of Directors Highlights

The Board and the Personnel and Governance Committee recommended the election of the 12 Director nominees, believing that they possess the necessary qualifications and experience to continue to provide quality advice and counsel to the Company's management and effectively oversee the business and the long-term interests of shareholders. **All the nominees are currently full members or alternate members of the Board**, and each agreed to be named in this Proxy Statement and to serve if elected.

				Current Committee Membership				
	Age	Director since	Independent	C&R	FIN	P&G	SUST	Other public company boards
José Maurício Coelho (chairman)	53	May/19	No			✓		1
Fernando Buso (vice-chairman)	62	Apr/15	No		✓ (Chair)	✓ (Chair)		
Eduardo Rodrigues[1]	65	May/19[1]	No	✓ (Chair)				
Isabella Saboya	49	Oct/17	Yes					2
José Luciano Penido	72	May/19	No	✓			✓ (Chair)	2
Marcel Barros	57	Oct/12	No				✓	
Marcelo Gasparino[2]	49		Yes					4
Murilo Passos	72	Dec/19	No		✓			5
Oscar Camargo	81	Nov/03	No					
Roger Downey	52	Dec/19	No	✓				
Sandra Guerra	64	Oct/17	Yes			✓		
Toshiya Asahi	53	Oct/17	No					1
Lucio Azevedo[3]	61	Apr/15	No					

C&R: Compliance and Risk | FIN: Finance Committee | P&G: Personnel and Governance | SUST: Sustainability | Chair

1 - Eduardo joined Vale's board as an alternate member in Apr/11. He became an effective member in May/19.

2 - Marcelo is an alternate board member elected in May 2019.

3 - Lucio is an employee representative and his term will expire only in April 2021.

Annual Meeting of Shareholders 42

Key qualifications and experience The Board has identified key qualifications and experience that should be represented on the Board as a whole, in light of Vale’s business strategy and expected future business needs. The table below summarizes how these key qualifications and experience are linked to our Company’s business. Linking business characteristics with key qualifications and experience represented on the board Key Qualifications and Experience Business Characteristics Mining/Operations Vale is a complex global enterprise, which sells different mining products. Practical understanding of business operations is essential to assess our operating plan and business strategy. International experience Vale’s business is truly global and multicultural, with presence in over 30 countries around the world. Logistics Vale is a global enterprise and most of the Company’s products are sold in different parts of the world. Corporate Governance This experience supports our goals of strong Board and management accountability, transparency and protection of shareholder interests. Sustainability/ESG Strategic business imperatives and long-term value creation for shareholders are achieved within a responsible, sustainable business model. Communications experience Dialogue with stakeholders is necessary and beneficial process, as Vale is dedicated to maintaining constructive relationships with communities, investors, government and suppliers. Risk management expertise The Board’s responsibilities include understanding and overseeing the various risks faced by Vale. Strategy and Innovation The mining industry is facing several changes and the Board expertise will help in understanding and reviewing our business strategies. Financial / Accounting experience Vale’s business is multifaceted and involves complex financial transactions in many countries and in many currencies. This expertise is important as it assists our directors in understanding and overseeing our financial reporting and internal controls. People / Talent Management Vale has more than 70,000 employees. Experience is valuable in helping us attract, motivate and retain top candidates for positions at Vale. 43 Annual Meeting of Shareholders

Named Board Profile The following pages include a skills and qualifications matrix highlighting many of the key areas of experience and competencies our directors bring to the company. 13 members Tenure Average: 3.4 years Age Average: 61 years 6 15% 23% 31% 31% 3 independent members 1 employee representative <1 year 1-5 years >5 years <50 50-60 61-70 >70 Key Qualifications and Experience Mining/Operations 8 out of 13 Corporate Governance 7 out of 13 Risk Management Expertise 3 out of 13 People/Talent Management 7 out of 13 International Experience 5 out of 13 Sustainability/ESG 5 out of 13 Strategy and Innovation 10 out of 13 Logistics 8 out of 13 Financial/Accounting 6 out of 13 Communications 3 out of 13 44 Annual Meeting of Shareholders 7 out of 13 members are former C-suite executives from large companies. Senior experienced Directors have broad experience, leadership skills and a strong grasp of business fundamentals, which are wanted in a large and global company like Vale. 5 2

Summary of Board Qualifications and Experience Top 5 Key Qualifications and Experiences Mining / Operations International Experience Logistics Corporate Governance Sustainability / ESG Communications Risk Management Expertise Strategy and Innovation Financial / Accounting People / Talent Management 1 - Lucio is an employee representative and his term will expire only in April 2021. He is not eligible for 2020 elections. 45 Annual Meeting of Shareholders 1.José Maurício Coelho 2.Fernando Buso 3.Eduardo Rodrigues 4.Isabella Saboya 5.José Luciano Penido 6.Marcel Juviniano Barros 7.Marcelo Gasparino 8.Murilo Passos 9.Oscar Camargo 10.Roger Downey 11.Sandra Guerra 12.Toshiya Asahi 13.Lucio Azevedo1

Board Nominee’s Biography Below each we have included an assessment of the skills and experience of such nominee. It is important to highlight that Lucio Azevedo was appointed by employees and he is not eligible for 2020 elections, as his term will expire in April 2021. Skills, Knowledge and Expertise • Experience and technical knowledge in Corporate Finance and Investor Relations; served for 2 years as a vice-CEO for those areas at Banco do Brasil S.A; • Experience in M&A, Governance and Strategic Planning, acquired over the years when acting as an Executive Manager in the Security Directorate, Capital Markets Director and Finance Director of Banco do Brasil S.A. • CEO at Previ, his actions include focus on improved management and promotion of practices within the Previ Code of Corporate Governance. • Wide experience in boards of directors and advisory committees in several publicly held corporations and other institutions. • Wide experience in boards of directors of listed companies in B3 (Novo Mercado); He was board member in 4 companies listed in B3. ► Corporate Governance ► Communications Experience ► Strategy and Innovation ► Financial / Accounting Experience ► People / Talent Management Current experience • CEO of Previ – Banco do Brasil Employee Pension Fund (July 2018 to date) • Director of Ultrapar (April 2015 to date) • Chairman of the Abrapp’s Decisionmaking Council (September 2018 to date Past experience • Chief Executive Officer of Banco do Brasil (“BB”) Seguridade Participações S.A. (January 2017-July 2018) • Vice-C.F.O. and Investor Relations, Banco do Brasil S.A. (February 2015-January 2017) • Finance Director, Banco do Brasil S.A. (2012-2015) • Capital Markets Director, Banco do Brasil S.A. (2009-2012) • Executive Manager for Security Management, Banco do Brasil S.A. (2007-2009) Other relevant information Experience in other companies: Cielo S.A – Board of Directors; IRB Brasil RE - Board of Directors; BB Mapfre SH1 Participações S.A. – Board of Directors; Mapfre BB SH2 Participações S.A. – Board of Directors; CNSeg – Board of Director; Fenaseg – Board of Directors; BB AG – BB Aktiengesellschaft Viena – Board of Directors; BB Securities LLC (New York) – Board of Directors; BB Securities Asia Pte. Ltda. (Singapura) – Board of Directors; BB Securities Limited (Londres) – Board of Directors; Cosern – Cia Energética do RN – Board of Directors; Celpe – Cia Energética de Pernambuco – Board of Directors; Coelba – Cia de Eletricidade da Bahia – Board of Directors. 46 Annual Meeting of Shareholders José Maurício Pereira Coelho Higher Education: Graduate specialization in Governance (2004, FGV-RJ); MBA in Finance and Capital Markets (1999, FGV-RJ); Degree in Accounting Sciences (1990, UNIGRANRIO).

Skills, Knowledge and Expertise Professional Practice Areas: • Planning of Complex Financial Strategies • Merger and Acquisition of Companies. • Capital Markets • Relationship with Shareholders and Stakeholders • Team Formation and Management • Performance on Boards of Directors • Business Strategy ► Corporate Governance ► Sustainability / ESG ► Strategy and Innovation ► Financial / Accounting ► People / Talent Management Current experience • CEO and Investor Relations Officer of Bradespar S.A. (May 2015 to date) • Vice-Chairman of the Board of Directors of Vale S.A. (January 2017) • Vice-Chairman of the Board of Directors of Bradespar S.A. (April 2018) Past experience Professional Practice Areas: • He began his career in 1978, at Banco Chase Manhattan, where he had worked until October 1997, in various positions in the areas of Corporate Finance, Merchant Banking and Capital Markets, among others. • In August 1999, he took over BBV Bank’s Capital Markets • In July 2003, he was elected department director of Banco Bradesco S.A. • In 2007 he was elected director of Banco Bradesco BBI, with responsibilities in the Investment Banking area. • As of 2011, he started to manage Grupo Bradesco’s activity and Private Equity Funds. • In April 2015, he took up the position as a member of the Board of Directors of Vale S.A. • In May 2015, he took up the position as the CEO of Bradespar S/A. • In January 2017 he took up the position as the Vice-Chairman of the Board of Directors of VALE. • In January 2018, he took up the position as the Vice-Chairman of the Board of Directors of Bradespar S.A.. • He had previously served as a Director at the following companies: CPFL Renovaveis, Sete Brasil, Br Towers, Grupo SMR, Brennad Cimentos. • CEO at Antares Holdings Ltda, sociedade holding (April 2015 – Abril 2017) • CEO at Brumado Holdings Ltda (April 2015 – Abril 2017) • Director at Millennium Security Holdings Corp, sociedade holding • Member of Investment Committee at Fundo de Investimento at Participation Probes (May 2011-Abril 2015) 47 Annual Meeting of Shareholders Fernando Jorge Buso Gomes Higher Education: Degree in Economic Sciences in 1979.

Skills, Knowledge and Expertise 33-year experience in mining with national and international experience in strategy, negotiation and logistics, chiefly in the iron ore and nickel areas. ► Mining / Operations ► International Experience ► Logistics ► Strategy and Innovation ► Financial / Accounting Experience Current experience • Managing Partner at CWH Consultoria Empresarial (2008 to date) • Member of the Board of Directors of Vale, with participation in the Financial Committee and Sustainability Committee Past experience • Alternate Member of the Board of Directors of Valepar S.A. (2008-2012) • Director – Rio Tinto Brasil (1995-2007) • Commercial Manager - MBR - Minerações Brasileiras Reunidas S.A. (1985-1995) Other relevant information • Conflict resolution skills, good understanding of finances, corporate governance, institutional relations and communications 48 Annual Meeting of Shareholders Eduardo de Oliveira Rodrigues Filho Higher Education: Degree in Civil Engineering from PUC-Rio; graduate in Transport Planning from the University of Westminster.

Skills, Knowledge and Expertise • Specialist in Corporate Governance and Capital Markets • An IBGC Certified Member of Board of Directors • CFA AIMR License No. 699509 • ANBID – CPA 20 • Registered with the CVM as a Portfolio Manager ► Corporate Governance ► Risk Management Expertise ► Financial / Accounting Experience Current experience • Member of the Board of Directors of Vale (October 2017 to date) • Member of the Board of Directors of Wiz Soluções (formerly FPC PAR Corretora de Seguros SA), coordinator of the Related Parties Committee, member of the Personnel Committee (October 2015 to date) • Member of the B3 State Government Governance Market Advisory Chamber (August 2017 to date) • Member of the Abrapp/Sindapp/ ICSS Board of Self-Regulation in Investment Governance (December 2016 to date) • Member of the Board of Directors at IBGC and Coordinator of the Audit Committee (2016-2019) • Member of the Board of Directors at IBGC - 2006 and associated since May 2004 • Member of the AMEC Working Group to prepare and monitor the Stewardship Code (November 2015 to date) Past experience • Member of the Board of Directors of Br Malls SA and Coordinator of the Audit Committee (May 2016-March 2017) • Partner at Jardim Botânico Investimentos (January 2009-February 2015) • Partner at Investidor Profissional (September 2001-April 2009) • Member of the Board of Directors of Mills SA (January 2009-May 2009) • Member of the Board of Directors of Casashow SA (2008-2009) Other relevant information Corporate Valuation - Prof. Aswath Damodaran of NYU - Stern; Corporate Law and Capital Markets - FGV-Rio Continued Education Program; Audit Committee - IBGC; Future Vision: Corporate Ethics, Management and Governance of a 21st Century Successful Organization - Prof. Alexandre Di Miceli da Silveira; Leadership in the Board of Director Course: Workshop for CEOs – IBGC, Mediation Training Program - Instituto Mediare, Rio de Janeiro. 49 Annual Meeting of Shareholders Isabella Saboya, CFA Higher Education: BSc in Economics – PUC RIO.

Skills, Knowledge and Expertise • 33-year experience in Mining and Steel Making (iron and manganese ores), mineral research activities, mining operations, and in ore processing, engineering and implementation of industrial mining and pelletizing projects • 15-year experience in the Planted Forests, Pulp and Paper Industry • Corporate Governance and Senior Management of companies from different industries, having acted as both CEO and Chairman for the past 27 years. • Long professional history in Sustainability and ESG (Environment, Social and Governance), with a leading role in Brazil and internationally, in socio-environmental management of territories, relationship with stakeholders (communities and NGOs), mitigation and adaptation to climate change, chiefly in relation to forests and Agriculture. ► Mining / Operations ► Corporate Governance ► Sustainability / ESG ► Strategy and Innovation ► People / Talent Management Current experience Independent Member of the Boards of Directors of Copersucar (since 2013) and Algar S.A. (since 2016). Past experience • Chairman of the Board of Directors of Fibria Celulose (2009 to 2018) • Member of the Board of Directors of Banco Santander Brasil (2017-April 2019) and independent member in Química Amparo Ypê (from 2013 until Dec/2019) • CEO of VCP – Votorantim Celulose e Papel (2004-2008) • CEO of Samarco Mineração (1992-2003) Other relevant information • He was a member of the Decisionmaking Council of Instituto Ethos. • He was a member of the Board of Trustees of FDC - Fundação Dom Cabral • He was a member of the Executive Committee of the World Business Council for Sustainable Development (WBCSD) • He was the Chairman of the Decisionmaking Council of IBÁ - Indústria Brasileira de Árvores. • He is a member of the Strategic Group of Coalizao Brasil Clima Florestas E Agricultura (Brazilian Coalition on Climate, Forests and Agriculture). • He is a member of the Board of Trustees of the NGO Rede Cidadã 50 Annual Meeting of Shareholders José Luciano Duarte Penido Higher Education: Graduate in Mining Engineering from the School of Engineering of Universidade Federal de Minas Gerais, 1970.

Skills, Knowledge and Expertise • Experience in wage negotiations and people management. • International experience in the formation and organization of the Global Union (World Union) and as a member of the Board of Directors of PRI (Principles for Responsible Investment) • C-level since 2012, with pension fund’s fund management. ► International Experience ► Logistics ► Sustainability / ESG ► Strategy and Innovation ► People / Talent Management Current experience • Security Director of PREVI - Pension Fund for Banco do Brasil Employees, since June 2012 • Board of Directors of VALE since November 2012 Past experience • Director of UN-PRI (Principles for Responsible Investments) (2013-2017) • Effective member of the Board of Directors of Valepar (2012-2017) Other relevant information • Coordinator of global union network - Global Union • National wage negotiation coordinator at Banco do Brasil Skills, Knowledge and Expertise ► Mining / Operations ► Logistics ► Corporate Governance ► Risk Management Expertise ► Strategy and Innovation Current experience • Member of Fiscal Council of Petróleo do Brasileiro S.A. – Petrobras since April 2019; • Member of the Board of Directors of Kepler Weber S.A. since April 2019; • Member of the Board of Directors of Companhia Energética de Minas Gerais – CEMIG since 2019; • Chairman of the Board of Directors of ETERNIT S.A. since April 2018. Past experience • Member of the Board of Directors of Companhia Catarinense de Águas e Saneamento – CASAN (May 2019 – February 2020); • Member of the Board of Directors of Centrais Elétricas Brasileiras de Santa Catarina – CELESC, (April 2018 – April 2019); • Member of Fiscal Council of Petróleo do Brasileiro S.A. – Petrobras (April 2017 – April 2018); • Member of the Board of Directors of Battistella S.A, (April 2016 – April 2017); • Member of the Board of Directors of Eletrobras (April 2016 – April 2017); • Independent Member of the Boards of Directors of AES Eletropaulo (April 2016 – April 2018); • Member of the Board of Directors of Usiminas, (April 2015 – April 2016); • Member of the Board of Directors of Bradespar, (April 2015 – April 2016). 51 Annual Meeting of Shareholders Marcelo Gasparino da Silva Higher Education: Degree in Law from Universidade Federal de Santa Catarina – UFSC, in 1995, and specialized degree in Tax Administration from Fundação ESAG – ÚNICA, in 2000. Marcel Juviniano Barros Higher Education: Degree in History from FESB - Bragança Paulista SP.

Skills, Knowledge and Expertise ► Mining / Operations ► Logistics ► Corporate Governance ► Sustainability / ESG ► Financial / Accounting Experience Current experience • Chairman of the Board of Directors of Tegma Gestão e Logística S.A. • Member of the Board of Directors of Odontoprev S.A., São Martinho S.A., IPLF Holding S/A and Suzano Holding S.A. • Member of the Management Committee of Suzano Holding S.A. • Member of the Board of Directors of Ecofuturo Institute - Future for Sustainable Development, and of Fundação Nacional da Qualidade. Past experience • Chairman of the Board of Directors at CPFL Energia. • Charmain of Board of Directors at Camil, Brasil Argo and CCR. • CEO of Suzano Papel e Celulose SA • Superintendent Director at Bahia Sul Celulose SA and Nipo-Brasileira SA – Cenibras Florestas do Rio Doce SA. • Between the 1970s and 1990s he worked at Vale in several divisions, such as environment, metallurgy and forest products • Member of the Board of Directors of the companies: Florestas Rio Doce S.A .; Alunorte - Alumina do Norte do Brasil S.A .; Aluvale - Vale do Rio Doce Alumínio S.A .; Itabira Internacional Co. Ltda; Bahia Sul Celulose S.A .; Mineração Rio do Norte S.A .; Rio Capim Química S.A.; Usiminas S.A. and Companhia Siderúrgica de Tubarão. Skills, Knowledge and Expertise Over 40-years experience in senior management positions (executive board and board of directors) of mining companies in Brazil and Canada. ► Mining / Operations ► International Experience ► Logistics ► Strategy and Innovation ► People / Talent Management Current experience • Member of the Board of Directors of Vale (2003 to date) • Managing Partner of CWH Consultoria Empresarial Past experience He had worked at Grupo Caemi from 1973 to 2003, a period in which he held several positions, including Commercial Director of MBR (iron ore) and Icomi (manganese ore), President of Caemi Internacional (trading), CEO of Caemi (holding) and Chairman of the Board of Directors of MRS Logística and Quebec Cartier Mining Co., Canada. 52 Annual Meeting of Shareholders Oscar Camargo Higher Education: Degree in Law – Universidade de São Paulo; Graduate in Marketing – Cambridge, England. Murilo Cesar Lemos dos Santos Passos Higher Education: Degree in Chemical Engineering from Universidade Federal do Rio de Janeiro (1971).

Skills, Knowledge and Expertise • 35 years of professional experience, focused on mining and fertilisers • Experience in Investor Relations area. • Experience in Mergers and Acquisitions. • Experience in Marketing and Sales area. ► Mining / Operations ► International Experience ► Logistics ► Risk Management Expertise ► Strategy and Innovation Current experience Member of the Board of Directors and CEO at Fertimar S.A. (PrimaSea) Past experience • Since October 2018, he has been a shareholder and a Member of the Board of Directors of Fertimar S. A. (PrimaSea), and has been the company’s CEO since February 2019. In May 2012, Roger rejoined Vale (where he had held the position of Strategic Marketing Manager between 2002 and 2005) as an Executive Director, having been responsible for the areas of Fertilizers, Coal and Strategy until June 2017. During that period, he accumulated the position of CEO at Vale Fertilizantes S.A. • CEO at MMX Mineração e Metálicos SA • Mining & Steel Analysis Director at Credit Suisse • Marketing Manager at Rio Tinto in Australia and Brazil 53 Annual Meeting of Shareholders Roger Allan Downey Higher Education: Degree in Business Administration from Australian National Business School, with a Master’s Degree in Business Administration from University of Western Australia.

Skills, Knowledge and Expertise • Specialist in Corporate Governance • An IBGC Certified Member of Board of Directors • Career developed as an executive, board director, chair of the board and consultant • Participation in strategic planning processes and organizational restructuring ► Corporate Governance ► Sustainability / ESG ► Communications Expertise ► Strategy and Innovation ► People / Talent Management Current experience • Independent Full Member of the Board of Directors (since October 2017) of Vale • Member of the People and Governance Committee (since May 2019) of Vale • Member of the Governance, Compliance and Risk Committee (November 2017-April 2019) of Vale • Accredited Mediator at CEDR – Centre for Effective Dispute Resolution, London • Founding Partner at Better Governance Consulting Services (since 2005), a consulting service company Past experience • Member of the Board of Directors (April 2015-April 2018) of Vix Logística S.A., a publicly-held logistics company; • Member of the Board of Directors of Global Reporting Initiative - GRI (from January 2017 until December 2019), an international organization in the sustainability industry; • Member of the Board of Directors of Companhia Paranaense de Energia - Copel S.A. (October 2016-April 2017), a publicly-held energy company. • Chairman of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC, a non-profit institution (March 2012-March 2016). • In 2000, she was part of the group bringing to Brazil the first Latin American initiative of the joint effort by OECD – Organization for Economic Cooperation and Development, World Bank and IFC – International Financial Corporation – to start a dialogue on CG policy in the region. • Co-ordinator of the reference group of 14 companies in Latin American created by IFC and OECD. (2005-2012) • Participation in the creation of the first Code of Best Practices in 1999, and its review in 2001,2009 and 2015. 54 Annual Meeting of Shareholders Sandra Guerra Higher Education: Master’s degree in Business Administration – FEA-USP.

Skills, Knowledge and Expertise Trading and investment in the iron ore, aluminum, copper, nickel and kaolinite and petroleum coke area. ► Mining / Operations ► International Experience ► Logistics ► Strategy and Innovation ► Financial / Accounting Experience Current experience Vice-CEO/Director – Mitsui & Co. (Brasil) S.A. (July 2015 to date) Past experience • Deputy General Manager, New Metal & Aluminum Div. - Mitsui & Co., Ltd. (April 2014-July 2015) • Assistant Executive, Secretariat Div., Mitsui & Co., Ltd. (April 2012-April 2014) • General Manager Metal & Mineral Resources Div., Mitsui & Co., Ltd. (March 2009-March 2012) Other relevant information • Member of the Board of Directors of Vale (since October 2017) • Member of the Board of Directors of Gaspetro (since October 2016) Information on the candidates and alternates recommended to make up the Board of Directors, in accordance to CVM Rules (Items 12.5 to 12.10 of the Reference Form), is available at: www.vale.com/ investors. 55 Annual Meeting of Shareholders Toshiya Asahi Higher Education: Graduate in Metallurgical Engineering.

Item III - To elect the Fiscal Council nominees The Fiscal Council is a permanently functioning body, formed by 3 to 5 members, who shall remain in their positions until the first Annual Meeting of Shareholders after their election. The election of the members of the Fiscal Council shall comply with the provisions of the legislation in force and of Vale’s bylaws. The Fiscal Council met 17 times last year, with an attendance rate of 93%. During 2019, the Fiscal Council acted mainly in the examination of financial statements and balance sheets, proposals submitted by the Board of Directors to the General Shareholders Meeting, especially those related to the distribution of dividends, investment plans, transformation, incorporation, merger or spin-off, in addition to evaluating the Company’s financial and accounting controls and to supervising the work of the External Auditor, among other activities relevant to its statutory and regimental attributions. In addition, the Fiscal Council acted in examining the Internal Audit, External Audit and Ombudsman reports and, also, in the discussion of the actions referring to Samarco Mineração and Fundação Renova, and monitoring of structural projects, such as: management of contracts, inventories, maintenance of assets and information security. The Fiscal Council also interacted with the Consulting Committee for Investigations to ensure that the work went smoothly. 56 Annual Meeting of Shareholders Fiscal Council responsibilities The Fiscal Council is an independent supervisory body from the Executive Officers and the Board of Directors, which seeks, through the principles of transparency, equity and accountability, to contribute to the better performance of the organization. The Fiscal Council is responsible for supervising the acts of compliance and fulfillment of its statutory and legal duties; giving an opinion on the Annual Management Report; giving an opinion on the proposals of the management bodies applicable to the change of share capital, issuance of debentures or subscription bonuses, investment plans or budgets.

Audit Committee Fiscal Council Description Advisory body of the Board of Directors, to be established pursuant to Vale’s bylaws and the listing rules of the Novo Mercado segment of B3. Separate and independent body contemplated in the Brazilian corporate law to oversee the activities of the company’s Board of Directors and the executive officers. Members Appointed by the Board of Directors. As Brazilian law does not permit the full Board to delegate its powers to a committee, it has advisory duties. Members are elected directly by the shareholders and report directly to the shareholders. Attributions (non-exaustive) • Opining on the appointment and destitution of the company’s independent auditor. • Reviewing the company’s interim and annual financial statements. • Monitoring the internal auditor and the company’s internal controls. • Assessing, monitoring and making recommendations to management with respect to the improvement of company’s internal policies. • Having appropriate means to receive and treat information relating to violation of legal requirements, regulations and internal policies by the company, including means of protecting confidentiality of the complaint. • Overseeing the activities of the members of the Board of Directors and management and monitoring their compliance with its duties and responsibilities. • Opining on the annual management report, and adding any additional information deemed relevant to the general shareholders’ meeting. • Opining on Board and management’s proposals submitted to the general shareholders’ meeting relating to the Company’s capital structure. • Reporting to the appropriate corporate bodies of the company any fraud, crime or urgent and relevant information. • Reviewing company’s interim and annual financial statements. In addition to applicable Brazilian rules, Vale is required to comply with the audit committee rules under Rule 10A-3 under the U.S. Securities Exchange Act of 1934. Currently, Vale’s Fiscal Council has certain additional powers to allow it to meet the requirements for exemption under paragraph (c)(3) of Rule 10A-3. These additional powers include advising the Board of Directors with respect to the appointment, retention and oversight of the work of the company’s auditor (including, to the extent permitted by law, the resolution of disagreements between management and the auditor regarding financial reporting) and establishing procedures for the receipt, retention, and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters. Upon the establishment of its audit committee, Vale will rely on the audit committee to meet the exemption requirements under paragraph (c)(3) of Rule 10A-3, and the Fiscal Council will no longer have these expanded powers. 57 Annual Meeting of Shareholders

Nominations by controlling shareholders

The table below shows the information on the candidates nominated for election/reelection by the controlling shareholders, for the positions of full members of the Fiscal Council.

Fiscal Council Nominees	Age	Member of Vale's Fiscal Council Since	Other public company Fiscal Council
Cristina Doherty	54		1
Marcelo Amaral Moraes	51	Apr/04	3
Marcus Vinícius Dias Severini	62	Apr/17	2

Below each nominee's biography, we have included an assessment of the skills and experience of each nominee.



Cristina Fontes Doherty

Higher Education: Graduate degree in economics from Faculdade Candido Mendes RJ, MBA Strategic Business Managemente in USP SP and MBA Finance from IBMEC RJ. Certification from Instituto Brasileiro de Governança Corporativa (IBGC) as capable to serve as Board Member.

Skills, Knowledge and Expertise

25 years of experience in the areas of Corporate Finance, Business Development, Equity Management, Corporate Governance, Business Valuation and Mergers, Company Acquisitions and Divestments and experience in large and national multinational companies.

- International Experience
- People/Talent Management
- Corporate Governance
- Risk Management Expertise
- Financial/Accounting Experience
- Strategy And Innovation

Current experience

Alternate member of the Fiscal Council of the company Invepar Holding, mandate 2019-2020.

Past experience

She worked for Vale S.A. for more than 25 years in several different areas. Acting as General Manager in her last 10 years in Vale, was responsible for Management of Subsidiaries and Corporate Governance (2013-2016) and Business Development and Planning of Steel Departament (2005-2012). Served as effective Supervisory Board member of Vale Oman Pellet Plant, from Sep 2013-Jul 2016 and effective member of the Finance and Operational Committee of California Steel Industries (CSI), from Jul 2013-Jul 2016. Served as alternate Supervisory Board member of the former ThyssenKrupp Companhia Siderúrgica do Atlântico - TKCSA (currently Ternium) and Companhia Siderúrgica do Pecém (CSP), until Jul 2016. Graduationin Economics in Faculdade Cândido Mendes RJ (1988), MBA Strategic Business Management in USP SP (2004) and MBA Finance in IBMEC RJ (1996).

Annual Meeting of Shareholders 58

Current experience • President of the Fiscal Council of Aceco TI S.A. since 2016 • Member of the Board of Directors of Eternit S.A. since 2016 • Member of the Board of Directors of CPFL Energia S.A. since April 2017 Past experience • Managing Director of Capital Dynamics Investimentos Ltda. from 2012 to 2015 • Executive Director of Stratus Investimentos Ltda. (2006 to 2010) • Observer member of the Board of Directors of Infinity Bio-Energy S.A. (from 2011 to 2012) Skills, Knowledge and Expertise ► Strategy And Innovation ► Financial/Accounting Experience ► Risk Management Expertise ► Corporate Governance ► People/Talent Management Current experience Member of the Fiscal Council of BRF S.A. since April 2015 and member of Valia’s Audit Committee since January 2019. Past experience • Controller of Vale from 1994 to 2015. • Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. from April 2015 to April 2018. Information on the above candidates, and also their alternates, to make up the Fiscal Council, in accordance to CVM Rules (Items 12.5 to 12.10 of the Reference Form), is available at www.vale. com/investors. Nominations by minority shareholders We have not yet received any nomination of candidates for effective member and alternate of the Fiscal Council indicated by common minority shareholders, to apply for the voting process provided for in Article 161, paragraph 4, item “b” of Law 6404/76. Pursuant to the Article 10 of CVM Instruction 481/2009 and guidance contained in Circular Letter CVM/SEP/N° 02/2020, the shareholders can request the inclusion of nominations in the absentee ballot, but no request was received up to this moment. 59 Annual Meeting of Shareholders Marcus Vinícius Dias Severini Higher Education: Degree in accounting sciences from UniverCidade; Graduate degree in electrical engineering from Universidade Federal Fluminense; and a specialized degree in economic engineering from UniSUAW. Marcelo Amaral Moraes Higher Education: Degree in economics from Universidade Federal do Rio de Janeiro; MBA from COPPEAD at the Universidade Federal do Rio de Janeiro; and Post graduate Degree in corporate law and arbitration from Fundação Getúlio Vargas.

Item IV - To set the compensation of management and members of the Fiscal Council for 2020 Compensation Highlights As a global company, Vale knows that attracting the best professionals, retaining talents, motivating and engaging professionals who hold strategic positions, especially Executive Officers, Members of Boards of Directors, and Committees, is a critical challenge for the Company’s success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its management, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. Therefore, the annual compensation proposal is prepared on the basis of these market principles, also taking into account the responsibilities of each member, the time devoted to their duties, their professional competence and reputation and the value of their services in the market. It also considers the market practices in the localities where the Company operates, its alignment with the short and long-term strategy, its return to shareholders and the sustainability of its business. Compensation proposals and policies are prepared with the support of the Personnel and Governance Committee, which is composed of 4 members of the Board of Directors, one of them independent and specializing in corporate governance and another an external member specializing in human resources who makes recommendations to the Board of Directors regarding the annual global compensation of the Executive Officers. Once the total compensation has been approved in the Annual Meeting of Shareholders, it is the responsibility of the Board of Directors, with the support of the Personnel and Governance Committee, to distribute it among the Executive Officers and Board Committees. The Personnel and Governance Committee takes its role very seriously in the governance of the Company’s compensation programs and values thoughtful input from shareholders. One of the core pillars of designing the compensation proposal is the establishment of targets linked to the Company’s sustainable performance and to the returns to its investors. Compensation enhancements in 2019 As a result of a continuous and thorough review of our compensation programs, which included feedback from shareholders, external market research and data analysis of various performance metrics, the Board of Directors has approved several changes to further align our programs with our focus on making Vale more stable and safer. The changes that affect our Executive Officers are summarized below. In 2019, a stock ownership requirement was introduced, under which the executive shall accumulate, through the share-based compensation programs offered by the Company, and maintain ownership of Vale shares in an amount equivalent to a least thirty-six (36) times the amount of the monthly fixed installment for CEO and twenty-four (24) times the value of the monthly fixed installment for the Executive Officers. Starting in 2020, part of the long-term variable compensation will include ESG targets, in 60 Annual Meeting of Shareholders alignment with Vale’s commitment and focus towards long-term sustainable development and achieving excellence in issues related to Environment, Social and Governance practices (ESG). Implementation of the malus rule, whereby, upon facts or events of exceptional severity, the Board of Directors may resolve to reduce the variable compensation. Such facts or events include: • Fraud or illegal conduct by the executive • Catastrophic environmental or health and safety events that affect the company’s reputation • Extraordinary events arising from Vale, with negative impact on market value Compensation elements for the Board of Directors, Board Committees and Fiscal Council Board of Directors (BOD) Board Committees and Consulting Committees of the BOD The remuneration considers exclusively the payment of a monthly portion (fees) within the scope of responsibility assigned to each Consulting Committee of the Company. Fiscal Council Full members receive a fixed portion of the remuneration monthly, while alternate members receive the fixed portion of the remuneration when there is participation in a meeting of the Board of Directors, replacing the member. The remuneration of the effective members of the fiscal council is set as 10% of the average fixed remuneration attributable to the Executive Officers. Compensation of the Board of Directors Fixed Compensation Base salary: The compensation consists exclusively of the payment of a monthly fixed amount (fees), for the purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company’s Board of Directors. The alternate members of the Board of Directors will only be compensated for each meeting that they attend instead of the full member, in the amount of 50% of the remuneration attributed to the full member. Direct and Indirect Benefits: Board members are not entitled to direct and indirect benefits. Participation in Committees: As of 2018, full members of the Board of Directors who are also Committee members(s) shall receive in addition the respective monthly compensation, limited to two Committees. 61 Annual Meeting of Shareholders There is no bonus or any variable remuneration

Compensation of the Fiscal Council Fixed Compensation Base salary: The compensation consists exclusively of the payment of a monthly fixed amount (fees), for the purpose of remunerating the services of each member of the Fiscal Council, within the scope of responsibility assigned to the Fiscal Council. The determination of the compensation of the Fiscal Council is calculated as a percentage (10%) of the average compensation attributed to the Executive Officers of the Company. In case of vacancy, the full member is not compensated, alternate members are only remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. Direct and indirect benefits: Fiscal Council members are not entitled to direct and indirect benefits. Compensation of the Committees Fixed Compensation Base salary: The compensation consists exclusively of the payment of a monthly amount (fees), for the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Board Committee of the Company. Specifically, for members of the CIAE1 (Independent Extraordinary Consulting Committees), the monthly amount may vary according to time worked in each month. The compensation of the members of the Committees is defined by the Board of Directors. CIAE for Support and Reparation CIAE for Investigation CIAE for Dam Safety 1 - Acronym in Portuguese. 62 Annual Meeting of Shareholders There is no bonus or any variable remuneration The remuneration considers the payment of a monthly portion (fees) within the scope of responsibility assigned to each Committee. The monthly portion may vary according to the time worked in the month, respecting previously established minimum and maximum values.

Compensation elements for the Named Executive Officers1 Other CEO Officers Rationale Fixed salary Attract and retain executives with experience and competence consistent with the scope and responsibility of the position. 27% 33% Annual bonus Recognize the executive’s participation in the year’s result by incentivizing them to overcome challenges, achieve sustainable results and manage risk effectively. 33% 33% Matching Promote long-term retention and commitment of executives. 23% 23% Virtual shares plan Promote Vale’s long-term sustainable value creation. 17% 11% Fixed Compensation Base salary: Executives are entitled to receive a fixed monthly salary that has the objective of compensating them for the services they provide within the scope of responsibility assigned to them in the management of the Company. Variable Compensation Annual bonus: Annual bonuses are short term variable compensation, based on the Company’s results and defined through criteria and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the bonus is to ensure competitiveness with the market, align with shareholders’ interests and focus on social and environmental issues, as well as recognize the executive’s role in the Company’s performance. Direct and Indirect Benefits: Executives are entitled to a benefits package that is compatible with market practices and includes medical-hospital and dental care, complementary pension and life insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents in key areas, such as health care and housing. The short-term variable compensation is associated with economic-financial, health and safety, sustainability and strategic goals, which, on an extraordinary basis in 2019 included targets exclusively linked to the remediation of the Brumadinho dam rupture. In addition to these targets, the short-term variable compensation was associated with the Company’s cash generation, relating compensation paid to operating performance achieved in the year. Participation in Committees: Executives are not entitled to compensation for participation in executive committees. 1 - Based on target estimates. 63 Annual Meeting of Shareholders

For the fiscal year 2019, 60% of executive performance goals are based on targets focused on health and safety, sustainability, organizational reconstruction and crisis management, to remedy environmental, social and humanitarian damage caused by the dam rupture in Brumadinho in January 2019. This included actions aimed at the Company's improvement of dam safety and stability, support for investigations, stakeholder relationship management and cultural restructuring. The remaining 40% of the 2019 targets are linked to cash flow from operating activities (EBITDA targets).

Long term compensation: Long-term remuneration refers to the Matching Program (Matching) and VSP (virtual shares program), explained in more detail below.

Virtual Shares Plan (VSP)

This represents a variable long-term compensation amount, linked to the Company's performance against other large mining and similar companies, and focuses management efforts on the creation of value, aligning executive and shareholder interests and reinforcing a culture of sustainable performance.

The VSP payment metric consists of the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and regions where Vale operates and the influence of Brazilian market fluctuations.

If Vale comes first in the ranking (P100 percentile), the value is increased by 50%; if Vale is bellow the P25 (first quartile) there is no payment; and for Vale's intermediate positions in the companies ranking (between P25 and P100), it is paid according to the performance, which may vary between 10% and 150% of the value, as follows:



Ranking
1st Place
2nd Place
3rd Place
4th Place
5th Place
6th Place
7th Place
Performance factor
150%
100%
70%
40%
10%
0%
0%
Peer group focusing on mining: Anglo American, BHP, Freeport, Glencore, Rio Tinto, Alcoa e South32.

Vale's ranking considering the vesting in 2019

2016 Cycle
3rd Payment Window

TSR – 2015 to 2019: 348.14
- ✔ 3rd position
- ✔ Payment factor: 100%

2017 Cycle
2nd Payment window

TSR – 2016 to 2019: 92.38
- ✔ 3rd position
- ✔ Payment factor: 100%

2018 Cycle
1st Payment window

TSR – 2017 to 2019: 14.86
- ✔ 7th position
- ✔ Payment factor: 40%

Annual Meeting of Shareholders 64

For the purposes of calculating the number of virtual shares granted, the historical price of the shares issued by Vale of the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading sessions is used. Awards are calculated based on the original price of the virtual shares granted, following this proportion: Shares vested 2019 (y) In addition to the short-term compensation, the long-term compensation will include ESG indicators, to further reinforce Vale’s concern with health and safety and ESG themes. Therefore, starting in 2020, part of the long-term variable compensation will include 10% of Health and Safety targets and 10% of Sustainability targets, showing Vale’s commitment and focus on long-term sustainable development and achieving excellence in issues related to Environment, Social and Governance practices (ESG). Virtual Shares plan Former 2020+ TSR Total Shareholder Return relative to peer group 100% 80% ESG indicators Health and Safety (10%) and Sustainability metrics based on Vale’s 2030 commitments (10%) 20% Payment conditions If Vale is lower than 5th position on the TSR ranking, there will be no payment. The Health and Safety metrics are intended to promote the effective management of high potential injuries, so that Vale can address the risks more effectively in addition to monitoring the actual frequency and severity of accidents. This marks a critical shift in the focus of indicators from a reactive to a proactive approach. degraded land beyond Vale’s boundaries; and (v) socioeconomic contribution to health care, education and income generation. The addition of 20% to the program’s performance metrics in ESG indicators is more aggressive than the benchmarking carried out with Vale’s peers, which has on average, 10% of these indicators as a metric for long-term incentives. The Sustainability metric is based on Vale’s 2030 commitments that encompass: (i) reduction of greenhouse gas emissions in line with the Paris Agreement; (ii) 100% of clean energy self-generation globally; (iii) reduction of new water collection by 10%; (iv) recovery and protection 500,000 ha of Matching Although it is a voluntary program for eligible leaders, participation and retention of shares is mandatory for executive officers. In order 65 Annual Meeting of Shareholders 20% 30% 50% 2018 (y-1) 2017 (y-2) 2016 (y-3)

to comply with the program, the executives must use their own resources to acquire common shares of the company and keep the shares in their possession during the three-year cycle. Shares may be acquired through purchase in the market or through the use of shares already held by the executive. After three years, executives who are still in the Company and have held such shares receive the same number of shares originally acquired. From the grants started in 2019, the participants are entitled to receive the net amount equivalent to dividends (or interest on equity) on the shares not yet awarded, whenever there is distribution by Vale to its shareholders. Compensation Discussion and Analysis Total compensation budget for 2020 Total compensation budgeted for 2020 amounts to R$ 201,671,138, higher than the compensation in 2019, mainly due to the following factors: • Board of Directors: (i) readjustment in the fees of members of the Board of Directors and Consulting Committees in accordance with the recommendation of an international consultancy, adapting them to those of the companies of same size, complexity and similar level of governance; (ii) increase in the average number of members that make up the Advisory Committees, in line with the statutory provisions; (iii) reduction in the total amount spent for the members of the Independent Extraordinary Consulting Committees to the Board of Directors, in view of the closure of the activities of the Investigation and Support and Repair Committees throughout 2020. • Executive Board: (i) increase in the number of expected members; (ii) given the suspension of the variable remuneration in 2019, the variable remuneration scheduled for 2020 includes a portion of the suspended remuneration in 2019; (iii) forecast of hiring bonuses in 2020, for the admission of new executive(s); and (iv) impact on the labor charges (INSS) to be afforded by the Company due to the events mentioned above. Last three years of compensation and budget for 2020 Budget for 2020 (R$) 2017 2018 2019 Board of Directors 6,734,535 7,636,376 9,895,751 15,470,230 Executive Officers (includes Termination of Positions) 161,378,715 166,101,013 85,404,316 170,337,685 Fiscal Council 1,956,413 2,046,662 2,200,752 2,164,023 Committees 778,848 1,769,124 15,534,192 13,699,200 Total 170,848,512 177,553,175 113,035,011 201,671,138 66 Annual Meeting of Shareholders Stock Ownership Executives are obliged to accumulate and maintain shares ownership equivalent to: CEO: 36x the monthly fixed base salary Other Executive Officers: 24x monthly fixed base salary

Named Executive Officers Compensation Discussion and Analysis Named executive officers The Executive Officers are the company’s legal representatives and are responsible for day-to-day operations and the implementation of the general policies and guidelines set forth by the Board of Directors. Currently, six named executive officers are responsible for daily business decisions: Eduardo Bartolomeo Chief Executive Officer Alexandre Pereira Executive Officer, Global Business Support Carlos Medeiros Executive Officer for Safety and Operational Excellence Luciano Siani Executive Officer, Finance and Investor Relations Luiz Eduardo Osorio Executive Officer of Sustainability, Comunication and Institutional Relations Marcello Spinelli Executive Officer for Ferrous Minerals 67 Annual Meeting of Shareholders Base metals named office: the position is currently vacant, although is planned to be filled over 2020.

Fixed salary 2019 expected versus 2019 actual Fixed salary paid in 2019, was 9% higher than the estimated fixed fee for 2019, mainly due to the higher number of executives than the previous budget. When comparing the average base salary per executive, the actual payment was in line with the estimate. Fixed salary 2019E 2019A Nº of members receiving compensation 6.00 6.91 Base salary (R$) 21,801,612 24,913,436 Average base salary per executive (R$) 3,633,602 3,605,418 Direct and indirect benefits (R$) 8,675,136 8,130,546 Others (R$) 4,490,100 4,898,186 Total (R$) 34,966,849 37,942,167 Last three years’ analysis and 2020 expected fixed compensation Fixed salaries paid in 2019 were 19% and 11% higher than in 2018 and 2017, respectively, mainly due to the higher number of executives in 2019. When comparing the average base salary per executive, the 2019 average was 5% and 7% higher than in 2018 and 2017, respectively, following the yearly inflation rate of each year. Fixed salary paid in 2019 is 6% lower than the budget for 2020, mainly due to the higher number of executives budgeted for 2020. When comparing the average base salary per executive, the actual payment is in line with the budget. Fixed salary 2017A 2018A 2019A 2020E Nº of members receiving compensation 6.77 6.00 6.91 7.51 Base salary (R$) 22,874,588 20,543,646 24,913,436 27,050,295 Average base salary per executive (R$) 3,378,816 3,423,941 3,605,418 3,601,903 Direct and indirect benefits (R$) 6,253,900 7,050,291 8,130,546 7,706,654 Others (R$) 4,975,383 4,317,265 4,898,186 5,410,059 Total 34,103,870 31,911,202 37,942,167 40,167,008 68 Annual Meeting of Shareholders

Base salary


6.77
6.00
6.91
7.51
22.9
20.5
24.9
27.1
3.4
3.4
3.6
3.6
2017
2018
2019
2020E
Base salary (R$ million)
N° of members
Average base salary (R$ million)

Variable compensation

As part of the crisis response, the Board of the Directors took the decision to suspend executive variable compensation, which was the right decision in truly exceptional circumstances. As Vale moves towards the reparation program and the investigation progresses, the Board has been able to resume the variable compensation payments of those executives who are not involved in the investigation discussions due to the dam failure.

Vale believes that executives who have been removed from the Company due to judicial reasons following the Brumadinho dam failure, should continue to have their short term and long-term variable compensation suspended until all investigations and court decisions are officially concluded. On the other hand, for employees and executives who are not involved in the investigation discussions due to the Brumadinho dam failure, the Board believes that the variable compensation payments should be made on a regular basis.

The Board highlights that 2019 was the most challenging year in Vale's history. Leaders and employees showed resilience in view of all the difficulties and the atypical crisis situation they had to face. Throughout the year, an extremely high level of collaboration, team work, dedication and commitment was clear. All the effort, energy and collaboration were used to repair the damage and contain the crisis, aspects that stood out positively in the company.

The tragedy that happened in Brumadinho was a critical moment which, nonetheless, has brought important opportunities to improve the way Vale operates. Vale's leadership has demonstrated full engagement with the construction of a better company and commitment to the cultural transformation, showing conviction in Vale's future.

In this sense, the payment of the 2019 variable remuneration in 2020 would be a way of thanking and rewarding those who contributed, and continue to contribute, to Vale.

Annual Meeting of Shareholders 69

Annual bonus targets The Annual Bonus panel for 2019 was composed of 40% of metrics related to organizational reconstruction and crisis management, to remedy environmental, social and humanitarian damage caused by the dam rupture in Brumadinho. Results Base Metals Officer1 Ferrous Officer 2019 Bonus Panel CEO CFO Others Global EBITDA 40% Ferrous EBITDA 40% Base Metals EBITDA 40% Sustainability Indicators 10% Health and Safety 10% Crisis management and Reparation 40% 1 Vacant. The EBITDA indicator in 2019 was not achieved, considering Vale had provisions regarding Brumadinho event. in the absolute number of recordable injuries with critical or catastrophic potential severity; (ii) safety, reduction in the number of employees exposed to dangerous chemicals; (iii) risk, reduction of the safety risk scenarios classified as high and extremely high. In 2019, the Health and Safety target was not achieved, as demonstrated in the panel above. The Sustainability indicator in 2019 was composed by annual targets of the 2030 goals, especially to lead the transition to low carbon mining, reinforcing the commitments made by Vale and guaranteeing accurately tracking the long-term performance. In 2019, the Sustainability metric was achieved. For 2020, Vale segregated the Health and Safety target from the Risk Management target, in line with Vale’s conservative risk approach. The Health and Safety indicator in 2019 was composed of three objectives: (i) health, reduction 70 Annual Meeting of Shareholders Result

Crisis Management and Reparation

The Board of Directors analyzed several initiatives and gave the final score on the metric. They were based on 5 initiatives:

• **Brumadinho reparation:** to repair the damage on the environmental, social and humanitarian fronts;

• **Legal agreements:** reach effective agreements, with strong humanitarian attributes, together with the authorities and victims, acting in a transparent way supporting the investigations, with full and fast supply of information;

• **Operational continuity:** to sustainably maintain Vale's licenses, assuring safety and stability of structures. Also, to ensure the safe and conscious return of halted operations, mitigate production losses and maintain the company's liquidity;

• **Reputation and management of communication:** to provide comprehensive and fast information to the stakeholders (specially the government bodies, communities, employees and shareholders). Develop strategic skills and competences in respect to the aptitude to communicate, responses and ideas, with leadership focus.

• **Organizational and cultural restructuring:** Relocation of employees and retention of main talents, as well as development of succession plan for critical positions. Revision and reinforcement of key expected behavior. (Re)definition of culture and the Company's vision pursued for reorganization, for example in risk management, and more clarity regarding lines of authority and development of capacity in decision making.

2019 expected versus 2019 actual

Variable compensation paid in 2019 was 6% lower than the estimated variable compensation for 2019, mainly due to lower amounts expensed in termination of positions. Share-based compensation, linked to Virtual Shares Plan, was paid in January 15, 2019. The Board suspended the variable remuneration in January 27, 2019, two days after the dam rupture. For this reason, annual bonus and matching were not paid in 2019.

Variable Compensation	2019E	2019A
Annual Bonus	-	-
Termination of Position	21,999,445	17,899,948
Share-Based Compensation (VSP)	25,676,497	25,676,497
Share-Based Compensation (Matching)	-	-
Others	2,636,113	3,885,703
Total	**50,312,056**	**47,462,149**

Annual Meeting of Shareholders 71

Last three years’ analysis and 2020 expected variable compensation Variable compensation paid in 2019 was 65% and 63% lower than in 2018 and 2017, respectively, totaling R$ 47,462,149. Variable compensation 2017A 2018A 2019A 2020E Annual bonnus 25,827,307 31,237,935 Others 20,630,481 14,983,080 Termination of position 64,406,344 68,346,722 17,899,948 35,453,358 Share-based compensation (VSP) 3,501,138 9,704,915 25,676,497 15,965,097 Share-based compensation (Matching) 12,909,575 9,917,158 Total 127,274,845 134,189,810 47,462,149 130,170,677 As Vale reports the compensation on a cash basis, the total variable compensation for 2019 normalized totaled R$ 77,241,477, including the annual bonus (R$ 17,661,400), Matching (R$ 8,585,648) and Others (R$ 3,532,280) related to 2019 fiscal year but as a cash outflow from 2020. Variable compensation normalized 2017A 2018A 2019A 2020E Annual bonnus 25,827,307 31,237,935 Others 20,630,481 14,983,080 Termination of position 64,406,344 68,346,722 17,899,948 35,453,358 Share-based compensation (VSP) 3,501,138 9,704,915 25,676,497 15,965,097 Share-based compensation (Matching) 12,909,575 9,917,158 Total 127,274,845 134,189,810 77,241,477 100,391,349 72 Annual Meeting of Shareholders 8,585,64820,877,664 7,417,9839,046,584 17,661,40019,048,646 -29,463,312 3,885,70312,578,864 -36,710,046

Variable compensation normalized R$ million Variable compensation R$ million 2017A 2017A 2018A 2018A 2019A 2019A 2020E 2020E Variable compensation paid Variable compensation normalized Average 2017-18 As Vale reports the compensation on a cash basis, the total variable compensation for 2020 budget for payment totaled R$ 130,170,677, due to the fact that R$ 29,799,328 are related to the fiscal year of 2019, thus the total normalized 2020 budget, ie. what actually relates to the 2020 fiscal year, amounts to R$ 100,391,349. Normalizing to fiscal year values, the budget for 2020 is 30% higher than in 2019 and 25% and 21% lower than in 2018 and 2017, respectively. Expenses for Others, mainly composed of the social contribution charges under Vale’s responsibility (INSS), increased 224% in the 2020 budget versus the 2019 amount paid, mainly due to the fact that the actual payment of the annual bonus and Matching of 2019, and their respective INSS were executed in 2020. Normalizing to fiscal year values, the expenses for Others increased 22%. 73 Annual Meeting of Shareholders 127.3 134.2 47.5 29.8 100.4 127.3 134.2 47.5 130.2

Share-based compensation – Virtual Shares Plan in 2019 and for 2020

For the purposes of calculating the awards in **2019**, the following proportion was used, under the VSP rules:

(i) 50% based on Y-3 (2016)

In 2016, 1,440,241 shares were granted at R$ 15.18/sh;

(ii) 30% based on Y-2 (2017)

In 2017, 1,026,758 shares were granted at R$ 24.35/sh;

(iii) 20% based on Y-1 (2018)

In 2018, 466,409 shares were granted at R$ 33.38/sh.

For the purposes of calculating the awards in **2020**, the following proportion was used, under the VSP rules:

(i) 50% based on Y-3 (2017)

In 2017, 1,026,758 shares were granted at 24.35/sh;

(ii) 30% based on Y-2 (2018)

In 2018, 466,409 shares were granted at R$ 33.38/sh;

(iii) 20% based on Y-1 (2019)

In 2019, 262,674 shares were granted at R$ 54.28/sh.

Virtual Shares Program


54.28
1,440,241
33.38
1,026,758
466,409
15.18
24.35
262,674
2016
2017
2018
2019
Shares granted
Share price (R$)

The Virtual Shares Program remuneration paid (vested) in 2019 and the budget for 2020, were heavily impacted by the high number of shares and low share price granted in 2016 and in 2017.



Annual Meeting of Shareholders 74

2020 Annual Bonus Panel

The objective and focus of the Crisis Management target, initiated in 2019 following the Brumadinho dam failure, remain on the 2020 targets panel, especially with regards to the strengthening of risk management and continuity of reparation actions.

As a reflection of this work, Vale implemented a change in variable remuneration for the Health, Safety, Geotechnics and Reparation department: these professionals will no longer have the variable based on the company's financial and production results. This measure represents Vale's focus on Risk Management as a priority, leaving employees in these areas fully involved in the mission of reducing and mitigating operational risks, without suffering the impact of the financial results. These aspects should not override the integrity of our employees or those directly involved in this work.

2020 Bonus Panel	CEO	CFO	Ferrous Officer	Base Metals Officer[1]	Safety And Operational Excelence Officer	Others
Global EBITDA	40%	40%				
Ferrous EBITDA			40%			40%
Base Metals EBITDA				40%		
Sustainability Indicators	10%	10%	10%	10%	10%	10%
Health and Safety	10%	10%	10%	10%	20%	10%
Risk Management	10%	10%	10%	10%	20%	10%
Individual Conribution	30%	30%	30%	30%	50%	30%

1 - Vacant.

Annual Meeting of Shareholders 75

Item V - To approve the Amendments to Vale’s Bylaws As set forth in the Agenda, the Company’s Management is proposing amendments to the Vale’s By-laws. The highlight points of this amendment are the following: (i) Improvement of the Board of Directors’ and Executive Board’s attributions in accordance with the best practices related to environmental, social and governance issues (“ESG”); (ii)The initial establishment of the Audit Committee of the Company, and regulation about its composition and attributions; (iii) Modification of the nomenclature of the “Risk and Compliance Committee” to “Operational Excellence and Risk Committee”, in order to establish a Board Committee exclusively related to risk management, especially operational and geotechnical matters; (iv) Reducing the frequency of the Board of Directors’ meetings, from once a month to at least 10 (ten) times a year, but ensuring that extraordinary meetings can be called at any time, aiming at giving greater flexibility to the Board’s agenda to execute other activities, including strategic planning meetings, technical trips etc; (v)Excluding the “enhanced” competencies previously granted to the Fiscal Council which will now be exercised by the Audit Committee; (vi) Excluding the Transitional Provisions, considering that the current composition of the Board of Directors is in compliance with the minimal percentage of independent members established by B3 in the Novo Mercado Regulations; (vii) Modification of the possibility to replace Board of Directors members. Access www.vale.com/investors and see all the By-laws amendments proposed. 76 Annual Meeting of Shareholders party mining operations that will cease to exist. Itens VI e VII – Incorporations Corporate simplification of iron ore assets In line with the simplification process of the Iron Ore business, Vale SA (“Vale”) calls upon shareholders to deliberate on the merger of Ferrous Resources do Brasil SA (“Ferrous Brasil”) and Mineração Jacuípe SA (“Jacuípe”). In order to simplify its corporate structure, Vale calls on shareholders to deliberate on the incorporation of the companies Minas da Serra Geral S.A. (“MSG”), MSE - Serviços de Operação, Manutenção e Montagens Ltda (“MSE”), Mineração Guariba Ltda (“Guariba”) and Retiro Novo Reflorestamento Ltda (“Retiro Novo”). Vale owns all the shares of the share capital of all the companies mentioned above, which hold land, mining rights, mine facilities and conveyor belt relevant to Vale’s operations and projects in the states of Minas Gerais and Pará. The incorporation of such wholly-owned subsidiaries of Vale will ensure cost reduction and efficiency gains linked to operational optimization. The incorporation of Ferrous Brasil and Jacuípe by Vale makes it possible to optimize the assets acquired from the Ferrous system and synergies with Vale’s current assets in the Minas Gerais region, allowing for simplification of operations and reduction of personnel, administrative costs and overhead. History Below we list the main assets of the respective companies that are proposed to be incorporated: • November 2018: Vale approved the acquisition of all shares in Ferrous Resources Limited (Isle of Man) (“FRL”) for US $ 550 million. FRL was the holding company that controlled the Ferrous system, composed of Ferrous Brasil and Jacuípe, among other companies. The main assets of Ferrous Brasil and Jacuípe are: (i) Ferrous Brasil, owner of the Viga Mine located in Congonhas, in the state of Minas Gerais, including a plant with a production of 4.1Mtpy of pellet feed, in addition to facilities, land and mining rights in the state of Minas Gerais; and (ii) Jacuípe, holder of mining rights in the municipality of Coração de Maria, in the state of Bahia; • MSG: Owner of land and facilities, including a long-distance conveyor belt, serving Fábrica Nova and Timbopeba, in the state of Minas Gerais, and which are already used by Vale through a contract; • Retiro Novo: Owner of land used in the implementation of Vale’s Maravilhas III dam; • MSE: Company that provided maintenance and administrative services to Vale’s Northern Corridor operations. Currently, it provides administrative support to retired employees and retirees due to disability; • August 2019: Vale completed the acquisition of all FRL share capital; • Guariba: It has 7 mining rights located • August 2019 – January 2020: Vale in the states of Minas Gerais and Pará in the process of being transferred to Vale at the mining agency. implemented a corporate reorganization of the Ferrous system, allowing Ferrous Brasil, Jacuípe and Empresa de Mineração Esperança SA to become direct subsidiaries of Vale, which holds 100% of the shares issued by the companies. Other supporting documents related to this matter, including the Protocol and Justification of the transaction, and the Valuation Report of the net assets to be incorporated by Vale, can be accessed at www.vale.com/investors. The incorporation of Ferrous Brasil and Jacuípe will allow for corporate SG&A cost reduction, lower logistics costs due to synergies and reduction in costs due to contracts with third 77 Annual Meeting of Shareholders

General Information Voting rights Pursuant to Article 5 of Vale’s By-Laws, each common share and each special-class preferred share issued by the Company gives the right to one vote in the resolutions of the Meetings Agenda, while the special-class preferred shares do not give voting rights in the resolution on the election of the members of the Board of Directors, except as provided under paragraphs 4 and 5 of Article 141 of Law 6,404/1976. The holder of the special-class preferred shares shall have the right to elect, in a separate vote, one member of the Fiscal Council and his or her respective alternate. Thus, shareholders who hold common shares may vote on all matters in the Meetings agenda, except for the separate election of members of the Fiscal Council by holders of preferred shares of the special class, if applicable. Holders of preferred shares, in turn, may vote on all matters in the Meetings agenda, with the exception of: (i) the election of members of the Board of Directors, except, if applicable, in the scenario of a separate election by holders of preferred shares jointly with holders of common shares; and (ii) the election of members of the Fiscal Council by holders of common shares. Also according to Article 141 of Law 6,404/1976, only shareholders who can prove uninterrupted ownership of the shareholding required by the By-Laws and the laws in force for a period of at least three (3) months immediately prior to the holding of the Meetings may participate in any separate election of a member of the Board of Directors. In addition to the provisions above, we recall that, pursuant to Article 141 of Law 6,404/1976, combined with CVM Instruction No. 165/1991, as amended by CVM Instruction No. 282/1998, the minimum percentage of shareholding in Vale’s voting capital required to request cumulative voting for the election of members of the Board of Directors is 5% (five percent) of the voting capital. In the cumulative voting procedures, each share will have as many votes as there are positions to fill, and the shareholder can focus them on one candidate or distribute them among several candidates. 78 Annual Meeting of Shareholders

More information for attending the meeting Vale’s shareholders may attend the Meetings of Shareholders in person, by a duly constituted proxy, or by sending an absentee ballot, pursuant to CVM Instruction 481/2009. Participation in Person The following documents are required for shareholders to participate in person in the Meetings: Individual valid photo I.D. (original or certified copy) of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meetings. Legal Entity valid photo I.D. of the legal representative (original or certified copy). The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH). documents proving representation, including the proxy appointment and copy of the professional qualification documents and of the minutes of the election of the directors, and, in the case of investment fund, copies of (i) the fund by-laws in force, (ii) the professional qualification documents of its director or manager, as the case may be, and (iii) the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization shall not be necessary. Note that documents in English and Spanish do not need to be translated. proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meetings. We remind you that the documents will be checked before the beginning of the Meetings to ensure they are in order. For this reason, shareholders are requested to appear at the location of the Meetings starting at 8:30 a.m. on 4/30/2020, so that the documents necessary for their participation can be duly checked in a timely manner. Participation by Proxy Shareholder participation in the Meetings can be through a duly constituted proxy, observing the terms of Article 126, paragraph 1 of Law No. 6,404 of December 15, 1976, as amended (“Law 6,404/1976”). The proxy must have been nominated less than one (1) year previously and be a shareholder or a manager of the Company, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil – OAB), or a financial institution, and the members of investment funds must be represented by their fund management company. Pursuant to the provisions set forth in Circular-Letter/CVM/SEP/no. 02/2020, shareholders that are legal entities may be represented in the shareholders’ meetings by their legal representatives or by a duly constituted proxy in accordance with the provisions of their respective professional qualification documents and the Brazilian Civil Code. In this specific case, it is not required that the proxy of the legal entity shareholder be a shareholder, a company manager or a lawyer. 79 Annual Meeting of Shareholders

Accordingly, investment fund shareholders, pursuant to the decision of the CVM Board under CVM Administrative Proceeding no. RJ-2014-3578, may be represented in the meetings of shareholders through legal representatives or through proxies duly constituted by their manager or director, in accordance with their by-laws. In any case, it should be noted that legal entity shareholders and investment fund shareholders who wish to be represented in the Meetings by proxy must submit, in addition to the proxy appointment and proxy’s I.D., all the documents mentioned above. Any proxy written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese by a sworn translator, and notarization but consularization shall not be necessary. Note that documents in English and Spanish do not need to be translated. To expedite the process of conducting the Meetings, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to aforementioned Meetings, to the following address: Despite the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meetings with the required documents will be entitled to participate and vote, even if he or she has not submitted them to the Company in advance. We remind you that the representation documents will be checked before the beginning of the Meetings to ensure they are in order. For this reason, shareholders are requested to kindly arrive in advance of the Meetings so that the documents necessary for their participation can be duly checked in a timely manner for their participation. Below is a proxy template that can be filled by the shareholders who opt to participate by proxy. The shareholders shall may use any proxy instead of this example, provided that the document is in accordance with the Brazilian Law 6.404/1976 and the Brazilian Civil Law. 80 Annual Meeting of Shareholders Attn: Investor Relations Office Praia de Botafogo, no. 186, 18th floor, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ CEP 22250-145

Proxy Form Português English Board of Directors; Fiscal Council for 2020. 81 Annual Meeting of Shareholders [SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[ ] and holder of CPF/MF # [ ], resident in [CITY], and with commercial address at [ADDRESS], in the City of [ ], State of [ ] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at the Annual and Extraordinary Shareholders’ Meetings to be held cumulatively on first call on April 30, 2020, at 10 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such Shareholders Meetings, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below: Agenda: 1.Ordinary Shareholders’ Meeting 1.1 Appreciation of management report and analysis, discussion and vote of the financial statements for the fiscal year ending on December 31, 2019; () Pro () Against() Abstain 1.2 Appointment of 12 members of the () Pro () Against() Abstain 1.3 Appointment of the members of the Fiscal Council; and; () Pro () Against() Abstain 1.4 Establishment of the remuneration of the Management and members of the [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [ ] e inscrito no CPF/MF sob o nº [ ], residente e domiciliado [ENDEREÇO], na Cidade [ ], Estado [ ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem realizadas, cumulativamente em primeira convocação no dia 30 de abril de 2020, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente, para assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessas Assembleias, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo: Ordem do dia: 1.Assembleia Geral Ordinária 1.1 Apreciação do relatório e as contas da administração e exame, discussão e votação das demonstrações financeiras, referentes ao exercício social encerrado em 31 de dezembro de 2019; () Favor () Contra () Abstenção 1.2 Eleição de 12 membros efetivos do Conselho de Administração e seus respectivos suplentes; () Favor () Contra () Abstenção 1.3 Eleição dos membros do Conselho Fiscal; () Favor () Contra () Abstenção

1.4 Fixação da remuneração dos administradores e dos membros do Conselho Fiscal para o ano de 2020.

( ) Favor ( ) Contra ( ) Abstenção

2. Assembleia Geral Extraordinária

2.1 Alteração do Estatuto Social da Vale para implementar determinados ajustes e melhorias.

( ) Favor ( ) Contra ( ) Abstenção

2.2 Nos termos dos artigos 224 e 225 da Lei nº 6.404/76, aprovar os Protocolos e Justificações de Incorporação da Ferrous Resources do Brasil S.A. ("Ferrous") e da Mineração Jacuípe S.A. ("Jacuípe"), subsidiárias integrais da Vale;

( ) Favor ( ) Contra ( ) Abstenção

2.3 Ratificar a nomeação da Premiumbravo Auditores Independentes, empresa especializada contratada para proceder às avaliações da Ferrous e da Jacuípe;

( ) Favor ( ) Contra ( ) Abstenção

2.4. Aprovar os Laudos de Avaliação, elaborados pela empresa especializada;

( ) Favor ( ) Contra ( ) Abstenção

2.5. Aprovar as incorporações, sem aumento de capital e sem emissão de novas ações, da Ferrous e da Jacuípe pela Vale;

( ) Favor ( ) Contra ( ) Abstenção

2.6. Nos termos dos artigos 224 e 225 da Lei nº 6.404/76, aprovar os Protocolos e Justificações de Incorporação da Minas da Serra Geral S.A. ("MSG"), MSE – Serviços de Operação, Manutenção e Montagens Ltda. ("MSE"), Retiro Novo Reflorestamento Ltda. ("Retiro Novo") e Mineração Guariba Ltda. ("Guariba"), subsidiárias integrais da Vale;

( ) Favor ( ) Contra ( ) Abstenção

( ) Pro ( ) Against ( ) Abstain

2. Extraordinary Shareholders Meeting

2.1 Amendment to and consolidation of Vale's Bylaws aiming to implement the improvements and the necessary adjustments.

( ) Pro ( ) Against ( ) Abstain

2.2 Pursuant to articles 224, 225 and 227 of Law 6,404/1976, approve the Protocol and Justification of Merger of Ferrous Resources do Brasil S.A. ("Ferrous") and Mineração Jacuípe S.A. ("Jacuípe"), both wholly-owned subsidiaries of the Company;

( ) Pro ( ) Against ( ) Abstain

2.3 Ratify the appointment of Premiumbravo Auditores Independentes, a specialized company hired to appraise the owners' equity of Ferrous and Jacuípe to be transferred to Vale;

( ) Pro ( ) Against ( ) Abstain

2.4. Approve the Appraisal Report of Ferrous and Jacuípe, prepared by the specialized company;

( ) Pro ( ) Against ( ) Abstain

2.5. Approve the merger, without a capital increase and without the issuance of new shares, of Ferrous and Jacuípe into Vale;

( ) Pro ( ) Against ( ) Abstain

2.6. Pursuant to articles 224, 225 and 227 of Law 6,404/1976, approve the Protocol and Justification of Merger of Minas da Serra Geral S.A. ("MSG"), MSE – Serviços de Operação, Manutenção e Montagens Ltda. ("MSE"), Retiro Novo Reflorestamento Ltda. ("Retiro Novo") and Mineração Guariba Ltda. ("Guariba"), both wholly-owned subsidiaries of the Company;

( ) Pro ( ) Against ( ) Abstain

Annual Meeting of Shareholders 82

83 Annual Meeting of Shareholders 2.7. Ratify the appointment of Macso Legate Auditores Independentes, a specialized company hired to appraise the owners’ equity of MSG, MSE, Retiro Novo and Guariba to be transferred to Vale; () Pro () Against() Abstain 2.8. Approve the Appraisal Report of MSG, MSE, Retiro Novo and Guariba, prepared by the specialized company; () Pro () Against() Abstain 2.9. Approve the merger, without a capital increase and without the issuance of new shares, of MSG, MSE, Retiro Novo and Guariba into Vale; () Pro () Against() Abstain This power of attorney shall remain in effect from [ ] until [ ]. [Place], [Date]. [Shareholder] 2.7. Ratificar a nomeação da Macso Legate Auditores Independentes, empresa especializada contratada para proceder às avaliações da MSG, MSE, Retiro Novo e Guariba; () Favor () Contra () Abstenção 2.8. Aprovar os Laudos de Avaliação, elaborados pela empresa especializada; e () Favor () Contra () Abstenção 2.9. Aprovar as incorporações, sem aumento de capital e sem emissão de novas ações, da MSG, MSE, Retiro Novo e Guariba pela Vale; () Favor () Contra () Abstenção Este instrumento é válido por [ ], a partir da data de sua assinatura. [Local], [Data]. [Acionista]

transmitted to their respective custodians, in the case of shareholders holding shares deposited in a central depository of B3 S.A. - Brasil, Bolsa, Balcão (“B3”); or Participation of Holders of American Depositary Shares (“ADSs”) Holders of ADSs may attend the Meetings, in which they will be represented by Citibank N.A. (“Citibank”), as a depository financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights and will be represented in the Meetings through its representative in Brazil, Banco Bradesco S.A. (“Bradesco”). (iii) through sending the Ballot directly to the Company. After the deadline for absentee voting, namely, as of April 23, 2020, the shareholders can no longer change the voting instructions sent, except at the Meetings, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is put up to vote. The record date from the New York Stock Exchange to proceed with the distribution of the proxy statement and voting materials to ADR holders is March 23rd, 2020. Participation through instructions for completion transmitted to the Company’s depository This option is exclusively for shareholders holding shares deposited with Bradesco and that are not deposited in the central depository of B3: Participation by Absentee Ballot As set forth in Articles 21-A et seq. of CVM Instruction 481/2009, the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters addressed at the Meetings by completing and sending the absentee ballot (“Ballot”). The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481/2009, which unites all the proposals for vote included in the Meetings Agenda. The shareholder holding shares that are not deposited in the central depository – namely, at the B3 – and who opts to exercise his or her right to absentee voting through the provider of depository services of the Company’s shares, Bradesco, shall appear at any one of Bradesco’s branches at least 7 days before the date of the Meetings, during the local banking hours, and submit the completed Ballot, initialed and signed, as well as the documents set forth in the table below, so that the information in the Ballot may be transferred to Bradesco’s systems. — The Ballot must: • be accessed, to be printed and completed in advance; and • be received at least seven (7) days prior to the date of the Meetings, i.e., by April 23, 2020 (inclusive). Any voting ballots received after this date will be disregarded. The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options: (i) through instructions for completion transmitted to the Company’s depository; (ii)through instructions for completion 84 Annual Meeting of Shareholders

Documents to be submitted at the Bradesco branch, together with the Ballot	Individual	Legal Entity	Investment Fund
CPF and Photo ID of the shareholder or legal representative *	✓	✓	✓
Professional qualification Documents, restated and updated **		✓	✓
Document proving powers of representation **		✓	✓
Restated and updated fund by-laws			✓

* Types of I.D. accepted: RG, RNE, CNH, Passport and officially recognized professional association card.

** For investment funds, manager and/or administrator documents, observing the voting policy.

Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven (7) days before the Meetings are conducted, i.e., by April 23, 2020 (inclusive).

Shareholders with questions may contact Bradesco as follows:
PHONE: 0800 701 1616
e-mail: dac.escrituracao@bradesco.com.br

Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco shall not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in this Manual.

Participation through instructions for completion transmitted to their respective custodians

This option is exclusively for shareholders holding shares under custody of the central depository – i.e., at the B3. In this case, the absentee vote shall be exercised by shareholders in accordance with the procedures adopted by their respective custodians.

The shareholder holding the shares deposited in the Central Depository of the B3 and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of the B3.

To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right.

Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to their custodians at least seven days before the Meetings are conducted, i.e., by April 23, 2020 (inclusive), unless a different deadline, which must be before such date, is established by their custodians.

Please note that, as established by Art. 21-S of CVM Instruction 481/2009, the Central Depository of the B3, upon receiving voting instructions of shareholders through their respective custodians, will disregard any instructions differing from that same vote that may have been issued by the same CPF (Individual Taxpayer Number) or CNPJ (Corporate Taxpayer Number).

Annual Meeting of Shareholders 85

by a sworn translator, but notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated. Participation sending the Ballot directly to the Company The shareholders may also, as an alternative to the procedures described above, send their Ballots directly to the Company. • valid photo I.D. of the legal representative. The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH). To do so, the shareholders must print the Ballot – which is available on the IPE System and also informed in the “AGE/O 4.30.2020” banner, located on the first page of the Company’s website (www.vale.com), as well as on the CVM’s website –, complete it, initial all the pages and sign it, noting that the Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil. The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents previously sent via email by the shareholder within seven (7) days before the Meetings, ie, by April 23, 2020, (inclusive), to the address mentioned above in this item 243 Then, the shareholders must send the Ballot, duly completed, initialed and signed, and with the signatory’s signature certified or notarized, as applicable, to the following mailing address: Praia de Botafogo, 186, 18 andar, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ, CEP 22250-145, to the attention of the Investor Relations Office, together with a copy of the documents described below: Within three (3) days after receipt of such documents, the Company shall contact the shareholder, via the email address listed in the Ballot, to confirm its receipt and acceptance. — Individuals • valid photo I.D. of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). If the Ballot is not properly completed or accompanied by the documents of proof described above, it will be disregarded and such fact shall be informed to the shareholder via digital communication sent to the email address listed in the Ballot, which will indicate the need to resend the Ballot or the accompanying documents (provided that there is sufficient time), describing the procedures and deadlines needed to correct the absentee vote. — Legal entities • documents proving representation, including copy of the professional qualification documents and of the minutes of the election of the directors, and, in the case of investment fund, copy (i) of fund by-laws in force; (ii) of the professional qualification documents of its director or manager, as the case may be, and (iii) of minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese During the voting period, the shareholder may send new voting instructions to the Company, if he or she understands it is necessary, and the voting map of the Company shall consider the last voting instruction submitted. If there are differences between the Ballot 86 Annual Meeting of Shareholders received directly by the Company and the voting instruction contained in the voting map provided by the depository or by the respective custodian for the same CPF of CNPJ number, the voting instruction of the depository or the respective custodian shall prevail, pursuant to the provisions of article 21-W, paragraph 2 of CVM Instruction 481/2009. on the date of the Meetings; • the shareholders must note to not complete the Ballot items in a conflicting manner (e.g. to instruct that, in case of multiple vote, their votes must be distributed by equal percentage by the candidates chosen at the same time in which, in the following item, indicates percentages incompatible to the favorable completion of the first instruction), under penalty of such votes being considered invalid. — Vale stresses that: • Ballots sent by shareholders who are not eligible to vote in the Meetings or in the respective vote shall not be considered for purposes of vote calculation; • for the purposes of vote calculation, only the shares held by each shareholder on the date the Meetings are conducted will be considered, regardless of the date the respective Ballot is sent; so, if the shareholder sells shares between the date the respective Ballot is sent and the date the Meetings are conducted, the votes related to the shares sold will be disregarded; • voting instructions from a certain CPF or CNPJ shall be attributed to all the shares held by that CPF or CNPJ, according to the shareholding positions provided by the depository or by the respective custodian 87 Annual Meeting of Shareholders

vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 13, 2020		Director of Investor Relations